SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 22, 2006

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      ☑          Form 40-F      ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes      ☐          No      ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      ☐          No      ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___
Enclosure: STMicroelectronics N.V.’s Fourth Quarter and Full Year 2005:
•	Operating and Financial Review and Prospects;

•	Audited Consolidated Statements of Income, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003; Balance Sheets for the years ended December 31, 2005 and 2004 and related Notes; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 6-K. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “—Critical Accounting Policies Using Significant Estimates”, “—Business Outlook” and “—Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in our Form 20-F as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.
Critical Accounting Policies Using Significant Estimates
     The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “—Results of Operations” below. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to: sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing capacity thresholds to determine costs to be capitalized in inventory; accruals for warranty costs; litigation and claims; valuation of acquired intangibles; goodwill; investments and tangible assets as well as the impairment of their related carrying values; restructuring charges; assumptions used in calculating pension obligations and share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; and provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.
     We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements.
•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products from time to time for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions limit our liability to the sales value of the products, which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In 2005, we recorded specific provisions of $7 million related to bankrupt customers, in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.
•	Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At December 31, 2005, the value of goodwill amounted to $221 million.
•	Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies; and relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. In 2005, we had an impairment of goodwill of $39 million related to the elimination of the Customer Premises Equipment (“CPE”) product lines.
•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. In 2005, we registered an impairment charge of $25 million. At December 31, 2005, the value of intangible assets subject to amortization amounted to $224 million.
•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We evaluate each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset and strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected. Since a significant portion of our tangible assets are carried by our European affiliates and their cost of operations are mainly denominated in euros, while revenues primarily are denominated in U.S. dollars, the exchange rate dynamic may trigger impairment charges. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. In 2005, we registered an impairment charge of $3 million related to the optimization of our Electrical Wafer Sorting (EWS) activities (wafer test).
•	Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.
•	Share-based compensation. We have in the past accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and as such generally recognized no compensation cost for employee stock options. In December 2004, the FASB issued revised FAS No. 123, Share-Based Payment, or FAS 123R, which requires companies to expense employee share-based compensation for financial reporting purposes. Pro forma disclosure of the income statement effects of share-based compensation is no longer an alternative. We early adopted FAS 123R in the fourth quarter of 2005 to account for charges related to non-vested stock awards distributed to our employees. As a result, we are now required to value the current and any future employee share-based compensation pursuant to an option pricing model, and then amortize that value against our reported earnings over the vesting period in effect for those awards. Due to this change in accounting treatment of employee stock and other forms of share-based compensation, the share-based compensation expense is charged directly against our earnings. In order to assess the fair value of this share-based compensation through a financial evaluation model, we are required to make significant estimates since, pursuant to our plan, awarding shares is contingent to the achievement of certain financial objectives including market performance and financial results. We are required to estimate certain items including the probability of meeting the market performance, the forfeitures and the service period of our employees. As a result, we recorded in the fourth quarter of 2005 a total charge of $9 million and we are expecting to incur additional charges related to this plan during 2006. The impact is further detailed in Note 15.6 to our Consolidated Financial Statements “Non-vested share awards”.
•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for our exiting activities or to dispose of our activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we continue to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In 2005, the amount of restructuring charges and other related closure costs amounted to $61 million before taxes. See Note 18 to our Consolidated Financial Statements.
•	Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of December 31, 2005, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets or in our estimates of the valuation allowance, or in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We record provisions for anticipated tax audit issues based on our estimate that probable additional taxes will be due. We reverse provisions and recognize a tax benefit during the period if we ultimately determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded provision is less than we expect the ultimate assessment to be.

•	Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in our Form 20-F, as may be updated from time to time in our public filings.

We record a provision when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside attorneys to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

We are currently a party to several legal proceedings including legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Inc.

On October 15, 2004, SanDisk filed a complaint against us with the United States International Trade Commission (the “ITC”) with respect to certain NAND memory products, alleging patent infringement and seeking an order excluding our NAND products from importation into the United States. On November 15, 2004, the ITC instituted an investigation against us in response to the complaint. On October 19, 2005, Administrative Law Judge Paul J. Luckern, in his Initial Determination, ruled that our NAND products do not infringe the asserted SanDisk patent, and that there was no violation of Section 337 of the U.S. Tariff Act of 1930. On December 5, 2005, the ITC confirmed its initial decision. No impact to our financial statements resulted from this recent decision.

On October 15, 2004, SanDisk also filed a complaint for patent infringement, and declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleges that our products infringe a SanDisk U.S. patent and seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. By order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim pending a final determination in the ITC action discussed above. On January 20, 2005, the court issued an order granting our motion to dismiss the declaratory judgment causes of action. SanDisk has appealed the order to the United States Court of Appeals for the Federal Circuit.

On February 4, 2005, we filed two complaints for patent infringement against SanDisk with the United States District Court for the Eastern District of Texas. The complaints allege that SanDisk products infringe seven of our U.S. patents. On April 22, 2005, SanDisk filed a counterclaim against us alleging that our products infringed two SanDisk patents. We anticipate that the first trial will be held during the second quarter of 2006 and that the second trial will be held during the third quarter of 2006.

On March 28, 2005, SanDisk filed a complaint for declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. On April 11, 2005, SanDisk voluntarily dismissed the case.

On October 14, 2005, we filed a complaint against SanDisk and its current CEO Dr. Eli Harari before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, assignment of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. We are the successor to Waferscale Integration, Inc. by merger.

On December 6, 2005 SanDisk filed a complaint against us in the California (San Jose) Federal Court. The complaint alleges that our NAND and NOR flash products infringe a SanDisk patent. We are investigating the allegation and have not filed any papers with the California court.

On January 10, 2006 SanDisk filed a complaint against us with the ITC with respect to certain NAND and NOR memory products, alleging patent infringement and seeking an order excluding our NAND and NOR products from importation into the United States. On February 10, 2006, the ITC announced that it has instituted an investigation against us in response to the complaint.

In addition, on January 31, 2006, we were informed that Tessera, Inc. (“Tessera”) has decided to add us, along with several other semiconductor companies, as a co-defendant to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices, Inc. and Spansion LLC in the United States District Court for the Northern District of California. Tessera is claiming that our ball grid array format semiconductor and multi-chip semiconductor packages infringe several patents owned by Tessera. We intend to defend the lawsuit vigorously; however, it is difficult to predict the outcome of such litigation, and an adverse outcome could result in significant financial costs that may materially affect our results of operations.

As of the end of 2005, based on our assessment there was no impact on our financial statements relating to the SanDisk litigation. However, if we are unsuccessful in resolving these proceedings, or if the outcome of any other litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction or exclusion order.
•	Pension and Post Retirement Benefits. Our results of operations and our balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the above assumptions can have an impact on our valuations. As of December 31, 2005, we have a total benefit obligation estimated at $323 million, and total plan assets estimated at $194 million resulting in an unfunded status of $129 million, of which $56 million was registered in our balance sheet at December 31, 2005.
•	Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.
Fiscal Year 2005
     Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. Our fiscal year starts at January 1 and the first quarter of 2005 ended on April 2, 2005. The second quarter of 2005 ended on July 2, 2005, and the third quarter of 2005 ended on October 1, 2005. The fourth quarter ended on December 31, 2005. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.
2005 Business Overview
     In 2005, the semiconductor market experienced a moderate increase in total sales after the strong growth recorded in 2004. Semiconductor industry data for 2005 indicates that revenues improved supported by a solid economic environment in the major world economies.

     The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).
     Based upon recently published data, semiconductor industry revenues increased year-over-year by approximately 7% both for the TAM and the SAM in 2005, to reach $227.5 billion and approximately $152 billion, respectively. This increase was driven by unit demand while average selling prices remained basically flat. In the fourth quarter of 2005, the TAM and the SAM increased approximately 9% and 13% year-over-year, respectively and increased by approximately 2% and 3% sequentially, respectively.
     Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since such date we report our sales and operating income in three segments:
•	the Application Product Specific Groups (“ASG”) segment, comprised of three product lines — our Home, Personal and Communication (“HPC”), our Computer Peripherals (“CPG”) and our Automotive Product (“APG”). Our new HPC Sector is comprised of the telecommunications, audio and digital consumer groups. Our CPG Group covers computer peripherals products, specifically disk drives and printers, and our APG Group now comprises all of our major complex products related to automotive applications.

•	the Memory Product Group (“MPG”) segment, comprised of our memories and Smart card businesses; and

•	the Micro, Linear and Discrete Group (“MLD”) segment, comprised of discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division).(1)
     Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product groups, but on the basis of the semiconductor business area. All these product groups share common research and development for process technology and manufacturing capacity for most of their products.
     Our 2005 revenues were characterized by significant high volume demand and improved product mix, which did not translate into an equivalent revenue performance due to persisting negative impact of price pressure in the market we serve. As a result, our revenues increased by approximately 1% to $8,882 million compared to $8,760 million in 2004. Our sales growth was driven primarily by Computer Peripherals, Telecom and Automotive market segments while both Consumer and Industrial and Other declined. Our sales trend, however, was below the TAM and the SAM growth rates.
     With reference to the quarterly results, our fourth quarter 2005 revenues performance was below the TAM and the SAM on a year-over-year basis but stronger on a sequential basis.
     On a year-over-year basis, our fourth quarter 2005 revenues increased by approximately 3% to $2,389 million compared to $2,328 million in the fourth quarter of 2004. Our sales growth was driven primarily by Telecom and Computer Peripherals while we registered declines in Consumer applications and Industrial and Other. On a year-over-year basis, the TAM and the SAM registered increases of approximately 9% and 13% respectively.
     On a sequential basis, in the fourth quarter 2005, revenues increased approximately 6% driven by stronger demand in Telecom, Consumer and Industrial and Other and Automotive. In particular, sequential revenues were driven by the strong growth in wireless. Our net revenues performance was firmly within our guidance, which indicated a sequential growth of between 3% and 9%. Finally, our sales trend was above both the TAM and the SAM, which registered an increase of approximately 2% and 3%, respectively.

(1)	Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product groups. All these product groups share common research and development for process technology and capacity for most of their products.

     In 2005, the effective average U.S. dollar exchange rate was $1.28 for €1.00, which reflects current exchange rate levels and the impact of certain hedging contracts, compared to a 2004 effective exchange rate of $1.23 for €1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “—Impact of Changes in Exchange Rates” below.
     Our gross margin dropped from 36.8% in 2004 to 34.2% in 2005 due to the negative impact of the declining sales price and of the effective U.S. dollar exchange rate, which was partially balanced by manufacturing and product mix improvements as well as by the increased sales volume. Our fourth quarter revenues were well within our guidance that indicated a gross margin of approximately 36% plus or minus one percentage point.
     On a sequential basis, our gross margin increased from 34.1% to 36.5% in the fourth quarter 2005. Volume, enhanced product mix, manufacturing performance and currency drove the improvements in gross profit and gross margin.
     Our operating expenses including selling, general and administrative expenses and research and development were higher in 2005 compared to 2004 due to higher spending in research and development, the negative impact of the effective U.S. dollar exchange rate, the one-time compensation charges related to our former CEO and other retired senior executives, the new pension scheme for executive management and the 2005 share-based compensation for our employees and members and professionals of the Supervisory Board.
     Our total impairment and restructuring charges for 2005 were significantly higher compared to 2004, given that in addition to the ongoing 150-mm restructuring plan launched in 2003, we have incurred charges related to the new 2005 restructuring and reorganization plans. Our manufacturing initiatives are moving forward and are becoming drivers of margin improvements as we complete these programs and realize the associated benefits during the fourth quarter of 2005 and through 2006.
     The combined effect of the above mentioned factors and the other operating items resulted in a net negative impact on our operating income for 2005 compared to 2004; our operating income decreased significantly from $683 million in 2004 to $244 million in 2005. In the fourth quarter 2005, however, our operating income significantly improved compared to the third quarter of 2005. This improvement was driven by higher sales volume, an improved gross margin and lower expenses to sales ratio due to a combination of higher sales and expense control, combined with a more favorable effective average U.S. dollar exchange rate.
     Our interest income significantly improved in 2005 mainly as the result of rising interest rates on our available cash. In 2005, our income tax resulted in an expense of $8 million, also positively affected by restructuring charges occurring under higher tax rate jurisdictions and the reversal of some tax provisions.
     In summary, our financial results for 2005 compared to the results of 2004 were favorably impacted by the following factors:
•	higher sales volume and a more favorable product mix in our revenues, which contributed to an increase in our net revenues over 2004;

•	continuous improvement of our manufacturing performances;

•	net interest income; and

•	lower income tax expense.
     Our financial results in 2005 were negatively affected by the following factors:
•	negative pricing trends due to a persisting overcapacity in the industry, which translated into our average selling prices declining by approximately 8%, as a pure pricing effect;

•	the impact of the effective U.S. dollar exchange rate against the euro and other currencies, which translated into an increase of our cost of sales and in our operating expenses significantly higher than the favorable impact on our revenues;

•	higher impairment, restructuring charges and other related closure costs due to the new restructuring and reorganization activities initiated in 2005; and

•	the one-time compensation packages and special bonuses to our former CEO and to a limited number of retired senior executives, the new pension scheme charges for executive management and the share-based compensation charges for non-vested shares granted to employees and members and professionals of Supervisory Board for a total of $37 million.
     In 2005, we continued to invest in upgrading and expanding our manufacturing capacity. Total capital expenditures in 2005 were approximately $1,441 million, which were financed entirely by net cash generated from operating activities. At December 31, 2005, we had cash and cash equivalents of $2,027 million. Total debt and bank overdrafts were $1,802 million, of which $269 million were long-term debt.
     In the fourth quarter 2005, we continued to make steady progress in improving our financial performance, with both revenue and gross margin results in line with our objectives. Sequential revenue growth was driven by strong performance in wireless, where our product offerings provide important functionality to a wide range of handset requirements. Sequential improvement in our gross margin reflected, in addition to currency, the impact of previously announced actions and programs. Through a sharper focus in both research and development and marketing and sales, operating expenses met our targeted objectives. Additionally, cash generation in the quarter was strong and at the year end our financial position improved to a net cash balance of over $200 million. In summary, in the fourth quarter of 2005, we saw progress across our most important financial metrics.
     The year 2005 has been devoted to strengthening and reshaping our company into a stronger and more competitive leader. Key competitive changes have been implemented. The cost savings actions we announced at the beginning of the year delivered the expected benefits of 2005, and we are on track to deliver additional results in the coming years. New product designs have accelerated. Customer base expansion efforts have been developed and are being carried out. Therefore, as we move into 2006, we are confident that we will continue to strengthen our financial performance and product leadership based upon the execution of our corporate performance roadmap.
Business Outlook
     We believe that moderate industry growth will continue into 2006. Within these dynamics, we expect to continue to make solid progress in improving our performance thanks to our ongoing plans and initiatives. As it is typical for the first quarter seasonality, we expect our revenues for the first quarter of 2006 to decline from 2005 fourth quarter levels, but to be significantly higher than our first quarter 2005 results. Specifically, we expect sales to decrease between 1% and 7% sequentially. Given the seasonal mix and volume impacts we expect the gross margin to be about 35%, plus or minus 1 percentage point.
     Our capital expenditures are targeted to be $1.8 billion for 2006, with flexibility to modulate to market conditions.
     This guidance is based on an effective currency exchange rate of approximately $1.205 for €1.00, which reflects current exchange rate levels combined with the impact of existing hedging contracts.
     These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in our Form 20-F, as may be updated from time to time in our SEC filings.
Other Developments in 2005
     In January 2005, we decided to reduce our Access technology products for CPE modem products. This decision was intended to eliminate certain low-volume, non-strategic product families whose return in the current environment did not meet internal targets. This decision resulted in a total impairment charge of approximately $67 million in 2005, out of which $61 million related to impairment of intangible assets and goodwill related to the CPE product lines.
     On February 28, 2005, we signed an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service resulting in a net one-time tax benefit of approximately $10 million in 2005. In the second quarter of 2005, we benefited from a tax credit of $18 million in relation to the application of the ETI (Extraterritorial Income Exclusion) rules in the United States after notification in writing by the local authorities.
     At our annual general meeting of shareholders held on March 18, 2005, our shareholders approved the appointment of Mr. Carlo Bozotti as our President and Chief Executive Officer replacing Mr. Pasquale Pistorio who retired. Our shareholders also approved the distribution of a cash dividend of $0.12 per common share in respect to the 2004 financial year, equivalent to the prior year’s cash dividend payment, for a total of approximately $107 million that was paid in the second quarter of 2005. In addition, the shareholders appointed our Supervisory Board and Managing Board members, approved amendments to our Articles of Association and to our 2001 Employee Stock Option Plan, as well as approving a new 2005 share-based compensation for Supervisory Board members and professionals, among other resolutions. Our Supervisory Board is composed of Messrs. Gérald Arbola, Matteo del Fante, Tom de Waard, Didier Lombard, Bruno Steve and Antonino Turicchi, who were each appointed for a three-year term (to expire at our 2008 AGM), as well as Messrs. Doug Dunn, Francis Gavois and Robert White, who were each appointed for a one-year term (to expire at our 2006 AGM). Our Managing Board is composed of Mr. Carlo Bozotti, our President and Chief Executive Officer, who was appointed for a three-year term (to expire at our 2008 AGM).
     On May 16, 2005, we announced a head count restructuring plan that, combined with other already announced initiatives, will aim to reduce our workforce by 3,000 outside Asia by the second half of 2006. From these new measures estimated to cost between $100 to $130 million, we anticipate additional savings of $90 million per year, at completion of the plan. On June 8, 2005, we specified our restructuring efforts by announcing the following: our workforce gross reduction in Europe will represent about 2,300 jobs of the 3,000 already announced; we will pursue the conversion of 150-mm and 200-mm production tools; we will optimize on a global scale our Electrical Wafer Sorting (EWS) activities; we will harmonize and rationalize our support functions and we will disengage from certain activities.
     Pursuant to the joint venture agreement that we signed in 2004 with Hynix Semiconductor Inc., to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China, we made during 2005 capital contributions to the joint venture totaling $38 million, of which $13 million were paid in the fourth quarter of 2005. Under the agreement, Hynix Semiconductor Inc., will contribute $500 million for a 67% equity interest and we will contribute $250 million for a 33% equity interest. In addition, we have committed to grant $250 million in long-term financing for the joint venture guaranteed by the subordinated collateral of the joint venture’s assets.
     On June 30, 2005, we sold our interest in UPEK Inc. (a spin-off of our former TouchChip business) for $13 million and recorded in the second quarter of 2005 a gain amounting to $6 million. Additionally, on June 30, 2005, we were granted warrants for 2 million shares of UPEK Inc., at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an initial public offering of UPEK Inc., above a predetermined value.
     On August 6, 2005, the €442 million aggregate principal amount of 6 3/4% mandatory exchangeable notes, initially issued by France Telecom in 2002 and exchangeable into our common shares, reached maturity. We were informed that the exchange ratio was 1.25 of our common shares per each €20.92 principal amount of notes, which resulted in the disposal by France Telecom of approximately 26.4 million of our currently existing common shares, representing the totality of the shares entirely held by France Telecom in our company.
     On September 6, 2005, we announced the appointment of two new Corporate Vice Presidents: Mr. Reza Kazerounian was promoted to the position of Corporate Vice President for the North America region and Mr. Marco Luciano Cassis was appointed to the position of Corporate Vice President of STMicroelectronics Japan.
     On October 17, 2005, we announced the creation of our new “Greater China” region to focus exclusively on our operations in China, Hong Kong and Taiwan and appointed Mr. Robert Krysiak as Corporate Vice President and General Manager of Greater China.
     On October 25, 2005, upon the recommendation of its Compensation Committee, our Supervisory Board approved the conditions for the Executive-Vice Presidents and Corporate Vice Presidents to become eligible for the Company’s Executive Pension Plan Scheme, as follows: eight years of seniority as Executive Vice President or Corporate Vice President, Managing Board decision to be elected into the plan and variable pension amount according to the years of services with the maximum pension after 13 years of service in these positions. The total 2005 charge has been estimated at the level of $11 million.
     In December 2005, Mr. Piero Mosconi retired, leaving his role of Corporate Vice President and Treasurer, a position he occupied since 1987. Treasury moved under the responsibility of our Chief Financial Officer, Mr. Carlo Ferro. Mr. Giuseppe Notarnicola joined our Company and was appointed Group Vice President, Corporate Treasurer.

     Mr. Giordano Seragnoli, Corporate Vice President and General Manager of our worldwide back-end manufacturing operations, is also retiring at the end of the second quarter of 2006. Effective April 3, 2006, Jeffrey See, who is currently General Manager of our manufacturing complex in Ang Mo Kio (Singapore) will take over his responsibilities. Mr. See will continue to be based in Singapore, close to where the largest part of our assembly and test production is located.
Recent Developments
     Upon the proposal of our Managing Board, our Supervisory Board decided in January 2006 to recommend for the 2006 AGM, scheduled in Amsterdam on April 27, 2006, the distribution of a cash dividend of $0.12 per share, maintaining the same cash dividend level as in the prior year.
Results of Operations
     Segment Information
     We operate in two business areas: Semiconductors and Subsystems.
     In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our Incard division, which includes the production and sale of both silicon chips and Smart cards.
     In the Semiconductors business area, effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since such date we report our semiconductor sales and operating income in three segments:
•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines — Home, Personal and Communication (“HPC”), Computer Peripherals (“CPG”) and new Automotive Product Group (“APG”);

•	Memory Product Group (“MPG”) segment; and

•	Micro, Linear and Discrete Group (“MLD”) segment.
     Our principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product groups, but on the basis of the semiconductor business area. All these product groups share common research and development for process technology and manufacturing capacity for most of their products. Please see “Item 4. Information on the Company—Business Overview” included in our Form 20-F, as may be updated from time to time in our public filings.
     We have restated our results in prior periods for illustrative comparisons of our performance by product group and by period. The segment information of 2003 and 2004 has been restated using the same principles applied to the current 2005 year. The preparation of segment information according to the new group structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the new groups for the prior years. However, we believe that the prior years’ presentation is representative of 2005 and we are using these comparatives when managing our business.
     In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).
     The following tables present our consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, we allocated the start-up costs to expand our marketing and design presence in new developing areas to each Group, and we restated prior year’s results accordingly.

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Net revenues by product group:
Application Specific Product Group	$4,991	$4,902	$4,405
Memory Product Group	1,948	1,887	1,294
Micro, Linear and Discrete Group	1,882	1,902	1,469
Others(1)	61	69	70

Total consolidated net revenues	$8,882	$8,760	$7,238

(1)	Includes revenues from sales of subsystems mainly and other products not allocated to product groups.

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Operating income (loss) by product group:
Application Specific Product Group	$355	$530	$582
Memory Product Group	(118)	42	(65)
Micro, Linear and Discrete Group	271	413	192

Total operating income of product groups	508	985	709
Others(1)	(264)	(302)	(375)

Total consolidated operating income	$244	$683	$334

(1)	Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product groups such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.

	Year Ended December 31,
	2005	2004	2003
	(as a percentage of total net revenues)
Operating income (loss) by product group:
Application Specific Product Group(1)	7.1%	10.8%	13.2%
Memory Product Group(1)	(6.1)	2.2	(5.0)
Micro, Linear and Discrete Group(1)	14.4	21.7	13.1
Others(2)	(3.0)	(3.5)	(5.2)
Total consolidated operating income(3)	2.7%	7.8%	4.6%

(1)	As a percentage of net revenues per product group.

(2)	As a percentage of total net revenues. Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product groups such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.

(3)	As a percentage of total net revenues.

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Reconciliation to consolidated operating income:
Total operating income of product groups	$508	$985	$709

Operating Income of others(1)
Strategic and other research and development programs	(49)	(91)	(52)
Start-up costs	(56)	(63)	(54)
Impairment, restructuring charges and other related closure costs	(128)	(76)	(205)
Subsystems	1	(1)	2
One-time compensation and special contributions(2)	(22)	—	—
Patent claim costs	—	(4)	(10)
Other non-allocated provisions(3)	(10)	(67)	(56)
Total operating income (loss) of others	(264)	(302)	(375)

Total consolidated operating income	$244	$683	$334

(1)	Operating income (loss) of “Others” includes items or parts of them, which are not allocated to product groups such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.

(2)	One-time compensation and special contributions to our former CEO and other executives not allocated to product groups.

(3)	Includes unallocated expenses such as certain corporate level operating expenses and other costs.
     Net Revenues by Location of Order Shipment and by Market Segment
     The table below sets forth information on our consolidated net revenues by location of order shipment and as a percentage of net revenues:

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Net Revenues by Location of Order Shipment:(1)

Europe(2)	$2,789	$2,827	$2,306
North America	1,141	1,211	985
Asia/Pacific	4,063	3,711	3,190
Japan	307	403	337
Emerging Markets(2)(3)	582	608	420

Total	$8,882	$8,760	$7,238

Net Revenues by Location of Order Shipment:(1)
Europe(2)	31.4%	32.3%	31.9%
North America	12.8	13.8	13.6
Asia/Pacific	45.7	42.4	44.1
Japan	3.5	4.6	4.6
Emerging Markets(2)(3)	6.6	6.9	5.8

Total	100.0%	100.0%	100.0%

(1)	Net revenues by location of order shipment region are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues.

(2)	Since January 1, 2005, the region “Europe” includes the former East European countries that joined the EU in 2004. These countries were part of the Emerging Markets region in the previous periods. Net revenues for Europe and Emerging Markets for prior periods were restated to include such countries in the Europe region for such periods.

(3)	Emerging Markets in 2005 included markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.
     The table below estimates, within a variance of 5% to 10% in absolute dollar amounts, the relative weighting of each of the target market segments in percentages of net revenues:

	Year Ended December 31,
	2005	2004	2003
	(as a percentage of net revenues)
Net Revenues by Market Segment:
Automotive	16%	15%	14%
Consumer	18	21	20
Computer	17	16	18
Telecom	35	32	33
Industrial and Other	14	16	15

Total	100%	100%	100%

     The following table sets forth certain financial data from our consolidated statements of income since 2003, expressed in each case as a percentage of net revenues:

	Year Ended December 31,
	2005	2004	2003
	(as a percentage of net revenues)
Net sales	99.9%	100.0%	99.9%
Other revenues	0.1	—	0.1

Net revenues	100.0	100.0	100.0
Cost of sales	(65.8)	(63.2)	(64.5)

Gross profit	34.2	36.8	35.5
Selling, general and administrative	(11.6)	(10.8)	(10.9)
Research and development	(18.3)	(17.5)	(17.1)
Other income and expenses, net	(0.1)	0.2	(0.1)
Impairment, restructuring charges and other related closure costs	(1.5)	(0.9)	(2.8)
Total operating expenses	(31.5)	(29.0)	(30.9)

Operating income	2.7	7.8	4.6
Interest income (expense), net	0.4	—	(0.7)
Loss on equity investment	—	—	—
Loss on extinguishment of convertible debt	—	(0.1)	(0.6)

Income before income taxes and minority interests	3.1	7.7	3.3
Income tax benefit (expense)	(0.1)	(0.8)	0.2

Income before minority interests	3.0	6.9	3.5
Minority interests	—	—	—

Net income	3.0%	6.9%	3.5%

2005 vs. 2004
     In 2005, based upon recently published industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 7% both for the total available market (“TAM) and the serviceable available market (“SAM”).

     Net revenues

	2005	2004	% Variation
	(in millions)
Net sales	$8,876	$8,756	1.4%
Other revenues	$6	$4	—

Net revenues	$8,882	$8,760	1.4%

     The increase in our net revenues in 2005 was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 8% due to the continuing broad based pressure in the markets we serve.
     With respect to our product segments, ASG net revenues increased 2% over 2004, mainly due to a more favorable product mix, which was however largely offset by continuous pricing pressure. This revenue increase was generated by higher sales in Imaging, Cellular Communication, Automotive and Data Storage products, while Consumer registered a decline. MLD net revenues slightly decreased 1% compared to 2004, mainly due to the negative price impact that more than offset the sales volume increase registered by all product groups. In 2005, MPG net revenues increased by 3% compared to 2004; this increase was driven by a large volume demand, particularly in Flash products and mainly within NAND, despite a decline in our average selling prices.
     Net revenues by segment market increased in Computer by approximately 11%, Telecom by approximately 10% and Automotive by approximately 7%, while Consumer and Industrial and Other decreased by approximately 15% and 9%, respectively. As a significant portion of our sales are made through distributors, the foregoing are necessarily estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.
     By location of order shipment, net revenues were increasing in the Asia/Pacific region by approximately 10%, while Japan North America, Emerging Markets and Europe net revenues were decreasing by approximately 24%, 6%, 4% and 1% respectively.
     In 2005, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 22% of our net revenues, increasing from the 17% it accounted for in 2004. Our top ten OEM customers accounted for approximately 50% of our net revenues in 2005 compared to approximately 44% of our net revenues in 2004.
     Gross profit

	2005	2004	% Variation
	(in millions)
Cost of sales	$(5,845)	$(5,532)	(5.7%)
Gross profit	$3,037	$3,228	(5.9%)
Gross margin (as a percentage of net revenues)	34.2%	36.8%	—
     The increase in our cost of sales is due to the strong sales volume increase and the negative impact of the effective U.S. dollar exchange rate because a large part of our manufacturing activities is located in the euro zone. The combined effect of price impact on our revenues and of the increase in cost of sales generated a decrease in our gross profit; as a result, our gross margin decreased 260 basis points to 34.2% because the profitable contribution of higher sales volume, improved product mix and manufacturing efficiencies was offset by the negative impacts of the decline in selling prices and of the effective U.S. dollar exchange rate.
     Selling, general and administrative expenses

	2005	2004	% Variation
	(in millions)
Selling, general and administrative expenses	$(1,026)	$(947)	(8.4%)
As a percentage of net revenues	(11.6%)	(10.8%)	—

     The increase in selling, general and administrative expenses was largely due to the negative impact of the effective U.S. dollar exchange rate, the one-time compensation charges related to our former CEO and other retired senior executives for $7 million, the new pension scheme for executive management for $11 million, the share-based compensation amounting to $5 million and the overall increase in our expenditures.
     Research and development expenses
     We believe that research and development is critical to our success, and we are committed to increasing research and development expenditures in the future. Our policy in the field of research and development is market driven and is focused on leading-edge products and technologies in close collaboration with strategic alliance partners, leading universities and research institutions, key customers and global equipment manufacturers working at the cutting edge of their own markets.

	2005	2004	% Variation
	(in millions)
Research and development expenses	$(1,630)	$(1,532)	(6.3%)
As a percentage of net revenues	(18.3%)	(17.5%)	—
     The combined result of the negative impact of the effective U.S. dollar exchange rate, higher spending in our research and development activities, a $6 million one-time termination charge for two former executives and a $3 million share-based compensation charge resulted in an increase of our research and development expenses in 2005. As a percentage of net revenues, research and development expenses grew at a higher rate than our net revenues, thus increasing from 17.5% in 2004 up to 18.3% in 2005. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales.
     Other income and expenses, net

	2005	2004
	(in millions)
Research and development funding	$76	$84
Start-up costs	(56)	(63)
Exchange gain (loss), net	(16)	33
Patent claim costs	(22)	(37)
Gain on sale of non-current assets, net	12	6
Other, net	(3)	(13)
Other income and expenses, net	$(9)	$10
As a percentage of net revenues	(0.1%)	0.2%
     “Other income and expenses, net” results include miscellaneous items such as research and development funding, gains on sale of non-current assets, start-up costs, net exchange gain or loss and patent claim costs. In 2005, research and development funding included income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The major amounts of research and development funding were received in Italy and France. In 2005, research and development funding slightly decreased compared to 2004. The net gain on sale of non-current assets of $12 million is the result of the gain of $6 million on the sale of our share in UPEK Inc., the gains on sales of buildings and lands for a total of $8 million and losses of $2 million on the sale of equipment. Start-up costs in 2005 were related to our 150-mm fab expansion in Singapore and the conversion to 200-mm fab in Agrate (Italy) and the build-up of the 300-mm fab in Catania (Italy). The net exchange loss related to transactions not designated as a cash flow hedge denominated in foreign currencies. Patent claim costs included costs associated with several ongoing litigations and claims. These costs are categorized either as patent litigation costs or pre-litigation costs, amounting to $14 million and $8 million, respectively.
     Impairment, restructuring charges and other related closure costs

	2005	2004
	(in millions)
Impairment, restructuring charges and other related closure costs	$(128)	$(76)
As a percentage of net revenues	(1.5%)	(0.9%)
     In 2005, we recorded impairment, restructuring charges and other related closure costs of $128 million. This expense was mainly composed of:
•	Our new head count restructuring plan announced in May 2005, which resulted in total charges of $41 million mainly for employee termination benefits; the total cost of this restructuring plan is estimated to be in a range of between $100 and $130 million and its completion is expected by the second half of 2006;
•	Our restructuring and reorganization activities initiated in the first quarter of 2005, which generated a total charge of impairment on goodwill and other intangible assets of $63 million and $10 million for restructuring and other related closure costs; this restructuring plan was fully completed in 2005;
•	Our ongoing 2003 restructuring plan and related manufacturing initiatives generated restructuring charges of approximately $13 million. As of December 31, 2005, we have incurred $294 million of the total expected approximate $350 million in pre-tax charges in connection with this restructuring plan, which was announced in October 2003. We expect to incur the balance in the coming quarters, which is later than anticipated to accommodate unforeseen qualification requirements of our customers, and to complete the plan in the second half of 2006; and
•	Our annual impairment review of goodwill and intangible assets that resulted in a charge of $1 million.
     In 2004, we incurred $76 million of impairment, restructuring charges and other related closure costs mainly related to our 2003 restructuring plan. See Note 18 to our Consolidated Financial Statements.
     Operating income

	2005	2004	% Variation
	(in millions)
Operating income	$244	$683	(64.3%)
As a percentage of net revenues	2.7%	7.8%
     The decrease in operating income was mainly caused by the negative impact of the ongoing pricing pressure on our net revenues, the negative impact of the effective U.S. dollar exchange rate, the increase in our total operating expenses as well as the increase of our impairment, restructuring charges and other related closure costs. These negative factors were partially compensated by overall improved efficiencies in our manufacturing activities and higher volume of sales.
     In 2005, our product segments were profitable with the exception of MPG. ASG registered a decrease of its operating income from $530 million in 2004 to $355 million in 2005, as improved product mix was insufficient to compensate for strong declines in selling prices and a decrease in consumer segment sales. MLD operating income decreased from $413 million in 2004 to $271 million in 2005 mainly due to continuing price pressure. In 2005, MPG registered an operating loss of $118 million, compared to an operating income of $42 million in 2004, mainly due to the significant negative price impact on sales. All the groups were negatively impacted by the effective U.S. dollar exchange rate and increased operating expenses.
     Interest income (expense), net

	2005	2004
	(in millions)
Interest income (expense), net	$34	$(3)
     The interest expense, net of $3 million for 2004 compared to interest income, net of $34 million in 2005, reflects a decrease in interest expense due to the repurchases of our 2010 Bonds and an increase in interest receivable on our available cash due to rising interest rates on our cash positions mainly denominated in U.S. dollars.
     Loss on equity investments

	2005	2004
	(in millions)
Loss on equity investments	$(3)	$(4)
     During 2005, we registered a loss, related to start-up costs, of $3 million mainly due to our investment as a minority shareholder in our joint venture in China with Hynix Semiconductor Inc. In 2004, we registered a loss of $2 million with respect to SuperH, Inc., the joint venture we formed with Renesas Ltd., which has subsequently been terminated and a $2 million loss with respect to UPEK Inc., created with Sofinnova Capital IV FCRP as a venture capital-funded purchase of our TouchChip business.

     Loss on extinguishment of convertible debt

	2005	2004
	(in millions)
Loss on extinguishment of convertible debt	—	$(4)
     We did not incur any loss on extinguishment of convertible debt in 2005. In 2004, a loss of $4 million was recorded in relation to the repurchase of our 2010 Bonds.
     Income tax benefit (expense)

	2005	2004
	(in millions)
Income tax expense	$(8)	$(68)
     In 2005, we had an income tax expense of $8 million, which included, in addition to the current tax provision, the reversal of certain tax provisions in the first and second quarters of 2005 for about $10 million following the conclusion of an advanced pricing agreement for the period 2001 through 2007 with the United States Internal Revenue Service and an income tax benefit of $18 million in the United States pursuant to the application of the ETI rules. Excluding these items, our effective tax rate for the full year 2005 was approximately 13%, which is the result of actual tax charges in each jurisdiction for the total year, including tax benefit from restructuring charges that occurred under jurisdictions whose tax rate is higher than our average tax rate and that overall resulted in reducing our effective tax rate in 2005. In 2004, we had an income tax charge of $68 million. Excluding extraordinary items, the effective tax rate in 2004 was approximately 15%. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes within the local jurisdictions, our effective tax rate could increase in the coming years.
     Net income

	2005	2004	% Variation
	(in millions)
Net income	$266	$601	(55.7%)
As a percentage of net revenues	3.0%	6.9%
     For 2005, we reported a net income of $266 million compared to a net income of $601 million for 2004. Basic and diluted earnings per share for 2005 were $0.30 and $0.29, respectively, compared to basic and diluted earnings of $0.67 and $0.65 per share for 2004. Net income in 2005 included $101 million in charges net of income taxes, or $0.11 per diluted share, related to impairment, restructuring charges and other related closure costs while net income in 2004 included $51 million in charges net of income taxes related to impairment restructuring charges and other related closure costs, or $0.05 per diluted share.
2004 vs. 2003
     In 2004, according to the most recently published industry data, the semiconductor industry experienced a year-over-year revenue increase of approximately 28% for the TAM and of approximately 26% for our SAM.
     Net revenues

	2004	2003	% Variation
	(in millions)
Net sales	$8,756	$7,234	21.0%
Other revenues	$4	$4	—

Net revenues	$8,760	$7,238	21.0%

     On a year-over-year basis, the increase in our 2004 net sales was primarily due to our higher sales volumes and improved product mix, as our average selling prices declined by approximately 5% due to the continuing broad based pricing pressure in the markets we serve. The increase in our 2004 net revenues was mainly driven by higher demand registered in all product groups and in particular in MPG and MLD.

     ASG net revenues increased by approximately 11% compared to 2003, primarily as a result of improved product mix and higher volume of sales, while average selling prices declined. Revenues increased mainly in Digital Consumer, Automotive and Computer Peripherals, while Telecom sales were flat compared to 2003. MLD net revenues increased by approximately 29% on a year-over-year basis due mainly to an increase in volumes and an improved product mix in almost all the product families. MPG net revenues increased by approximately 46% compared to 2003 as a result of an increase in volume and a more favorable product mix in all memory products, particularly in Flash. All product groups experienced declining average sale prices during 2004, especially ASG. See "—Results of Operations” above.
     In 2004, by location of order shipment, approximately 42% of our revenues came from orders shipped to Asia/Pacific; 32% to Europe; 14% to North America; 7% to Emerging Markets; and 5% to Japan. The major increase was registered in the Emerging Markets driven by the strong economic development in this area.
     During 2004, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 17.1% of our net revenues. Our top ten OEM customers accounted for approximately 44% of our net revenues for the year.
     Gross profit

	2004	2003	% Variation
	(in millions)
Cost of sales	$(5,532)	$(4,672)	(18.4%)
Gross profit.	$3,228	$2,566	25.8%
Gross margin.	36.8%	35.5%	—
     Our gross margin increased from 35.5% in 2003 to 36.8% in 2004, lower than our initial expectation on the year-end gross margin. This gross margin improvement is attributable to a variety of factors, including higher sales volume and higher capacity utilization in most of our factories, an overall improvement in our manufacturing efficiency, and a more favorable product mix. These improving factors were partially offset by the negative impact of price decline and the sharp year-over-year decline in the value of the U.S. dollar versus the major currencies in which our manufacturing operations are located. The impact of changes in foreign exchange rates on gross profit in 2004 compared to 2003 was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates” below.
     Selling, general and administrative expenses

	2004	2003	% Variation
	(in millions)
Selling, general and administrative expenses	$(947)	$(785)	(20.6%)
As a percentage of net revenues	(10.8)%	(10.9)%	—
     Selling expenses have increased in relation to our increased volume of sales and our enhanced spending in marketing activities to broaden our customer base. Also, general and administrative expenses increased mainly due to higher expenditures in information technology and to the expansion of our activities. Selling, general and administrative expenses were also negatively impacted by the decline of the U.S. dollar since large parts of these expenses are located in the euro zone. Selling, general and administrative expenses have increased at the same pace as our net revenues; as a percentage of net revenues, selling, general and administrative expenses were 10.8%, slightly improving compared to 2003.
     Research and development expenses

	2004	2003	% Variation
	(in millions)
Research and development expenses	$(1,532)	$(1,238)	(23.8%)
As a percentage of net revenues	(17.5)%	(17.1)%	—
     The 2004 increase in research and development expenses resulted primarily from greater spending on product design and technology for our core activities and from the impact of the decline in value of the U.S. dollar since a large part of our research and development expenses is incurred in the euro zone. We continued to invest heavily in research and development during 2004, and we increased our research and development staff by approximately 1,000 people between December 2003 and December 2004. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales.
     Other income and expenses, net

	2004	2003
	(in millions)
Research and development funding	$84	$76
Start-up costs	(63)	(55)
Exchange gain, net	33	5
Patent claim costs	(37)	(29)
Gain on sale of non-current assets	6	17
Other, net	(13)	(18)
Other income and expenses, net	$10	$(4)
As a percentage of net revenues	0.2%	(0.1%)
     Total “Other income and expenses, net” resulted in income of $10 million in 2004, compared to an expense of $4 million in 2003. The detail of the various items is set forth above. Research and development funding included income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The major amounts of funding were received in Italy and France. In 2004, these fundings increased compared to 2003 in line with the increased number of funded projects and expenditures. Start-up costs represent costs incurred in the start-up and testing of our new manufacturing facilities. In 2004, start-up costs included the upgrading of our 200-mm fab in Agrate (Italy), the start of our 300-mm pilot line in Crolles (France), the launch of our 150-mm fab in Singapore and the build-up of our 300-mm fab in Catania (Italy). Exchange gain, net, included the gain on foreign exchange transactions. Patent claim costs are composed of patent pre-litigation costs and patent litigation costs. Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement. Patent claim costs increased in 2004 in relation to the costs associated with increased activity in connection with patent litigation. In 2004, we settled our outstanding patent litigation with both Motorola, Inc. and Freescale Semiconductor, Inc. See “Item 8. Financial Information—Legal Proceedings” included in our Form 20-F, as may be updated from time to time in our public filings, and Note 24 to our Consolidated Financial Statements.
     Impairment, restructuring charges and other related closure costs

	2004	2003
	(in millions)
Impairment, restructuring charges and other related closure costs	$(76)	$(205)
As a percentage of net revenues	(0.9)%	(2.8)%
     In 2004, we recorded a $76 million charge for impairment, restructuring charges and other related closure costs, of which $8 million related to impairment of intangible assets and investments, $33 million of restructuring charges related mainly to workforce termination benefits and $35 million related to other closure costs. In 2004, the $76 million charge for impairment, restructuring charges and other related closure costs included $60 million related to our 150-mm restructuring plan, $4 million for our back-end restructuring, $8 million of impairment of intangible assets and investments and $4 million for other miscellaneous costs. In 2003, we recorded a charge of $205 million, mainly associated with the initial impairment charges recorded for our 150-mm restructuring plan. Through the period ended December 31, 2004, we incurred $281 million of the expected $350 million in pre-tax charges associated with the restructuring plan that was defined on October 22, 2003, and we expect to incur the remaining $69 million in the coming quarters. We expect our manufacturing restructuring plan to be completed by the second half of 2006, later than previously anticipated. See “—Impairment, Restructuring Charges and Other Related Closure Costs” below.

     Operating income

	2004	2003	% Variation
	(in millions)
Operating income	$683	$334	104.3%
As a percentage of net revenues	7.8%	4.6%	—
     The increase in operating income was mainly driven by the higher level of sales, improved manufacturing performances and the decrease in impairment, restructuring charges and other related closure costs incurred in 2004. The impact of changes in foreign exchange rates on operating income in 2004 compared to 2003 was estimated to be substantially unfavorable because the decline of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and these currency impacts on costs were significantly higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates” below.
     All major groups were profitable in 2004 despite the negative effect of the effective U.S. dollar exchange rate, which impacted the profitability of all groups. The increase in operating income was particularly significant in MLD and MPG, which in addition to the strong increase in volume benefited from a more favorable pricing environment, while operating income decreased in ASG mainly due to price pressure. The operating income for our ASG group decreased to $530 million from $582 million in 2003. This deterioration of operating income was due to a variety of factors, including a significant price decline due to the effect of strong competition in the markets we serve, the negative impact of the effective U.S. dollar exchange rate and a significant increase in research and development expenditures. Operating income for MLD increased to $413 million in 2004 from $192 million in 2003. As a result of a revenue increase generated by a higher volume of sales and a more favorable product mix, as well as improved productivity in manufacturing, MPG registered an operating income of $42 million compared to an operating loss of $65 million in 2003. See “—Results of Operations” above.
     Interest expense, net

	2004	2003
	(in millions)
Interest expense, net	$(3)	$(52)
     The decrease in interest expense in 2004 was mainly due to the repurchases of the 2010 Bonds and the early redemption of the 2009 LYONs that occurred in 2004, which allowed us to save approximately $50 million in interest charges. See Note 20 to our Consolidated Financial Statements.
     Loss on equity investments

	2004	2003
	(in millions)
Loss on equity investments	$(4)	$(1)
     In 2004, the shareholders agreed to restructure SuperH, Inc., the joint venture we formed with Hitachi, Ltd. (now Renesas), by transferring SuperH’s intellectual property to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, we paid and expensed an additional $2 million in 2004. The increase in losses in 2004 also relates to a new company, UPEK Inc., created with Sofinnova Capital IV FCPR as a venture capital-funded purchase of our TouchChip business for which we recorded losses of approximately $2 million.
     Loss on extinguishment of convertible debt

	2004	2003
	(in millions)
Loss on extinguishment of convertible debt	$(4)	$(39)
     In 2004, we recorded a non-operating pre-tax charge of $4 million related to the repurchase of approximately $472 million of the aggregate principal amount at maturity of our 2010 Bonds. This charge included the price paid in excess of the bonds’ accreted value for an amount of approximately $3 million and the write-off of approximately $1 million for the related bond issuance costs. The decrease compared to 2003 was because we paid a premium in repurchases of and wrote-off underwriter discounts related to our 2010 Bonds, most of which were done in 2003.
     Income tax benefit (expense)

	2004	2003
	(in millions)
Income tax benefit (expense)	$(68)	$14
     In 2004, we had an income tax charge of $68 million, compared to an income tax benefit of $14 million in 2003 which benefited from the favorable impact of significant impairment, restructuring charges and other related closure costs incurred during 2003 in higher tax rate jurisdictions. Excluding impairment, restructuring charges and other related closure costs, our effective tax rate in 2004 was 12.4% compared to 11.5% in 2003. Both 2004 and 2003 registered an income tax benefit related to effects of change in enacted tax rate on deferred taxes and impact of final tax assessments relating to prior years. Excluding impairment, restructuring charges and other related closure costs and the one-time benefits of 2004, our effective tax rate would have been approximately 15%. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries. These benefits may not be available in the future due to changes within the local jurisdictions, and our effective tax rate could increase in the coming years.
     Net income

	2004	2003	% Variation
	(in millions)
Net income	$601	$253	137.3%
As a percentage of net revenues	6.9%	3.5%	—
     For 2004, we reported net income of $601 million compared to net income of $253 million for 2003. Basic and diluted earnings per share for 2004 were $0.67 and $0.65, respectively, compared to basic and diluted earnings per share of $0.29 and $0.27 for 2003. Net income in 2004 included $51 million in charges net of income taxes, or $0.05 per diluted share, related to impairment, restructuring charges and other related closure costs, while net income in 2003 included $140 million in charges net of income taxes related to impairment, restructuring charges and other related closure costs, or $0.15 per diluted share.
Quarterly Results of Operations
     Certain quarterly financial information for the years 2005 and 2004 are set forth below. Such information is derived from unaudited interim consolidated financial statements, prepared on a basis consistent with the Consolidated Financial Statements, that include, in the opinion of management, all normal adjustments necessary for a fair presentation of the interim information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth we have experienced in recent years, the increasingly competitive nature of the markets in which we operate, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.
     Our quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, impairment, restructuring charges and other related closure costs, as well as the loss of key personnel. As only a portion of our expenses varies with our revenues, there can be no assurance that we will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect our operating results. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the speed of some process and manufacturing technology developments, market demand for existing products, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred. Certain additions of quarterly results will not total to annual results due to rounding.
     In the fourth quarter of 2005, based upon recently published data, the TAM and the SAM increased approximately 9% and 13% year-over-year respectively and by approximately 2% and 3% sequentially.

     Net revenues

	Quarter ended			% Variation
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004	Sequential	Year-over-year
	(in millions)
Net sales	$2,388	$2,246	$2,326	6.3%	2.6%
Other revenues	1	1	2	—	—

Net revenues	$2,389	$2,247	$2,328	6.3%	2.6%

     Year-over-year comparison
     The increase of our fourth quarter 2005 net revenues was mainly driven by significantly higher sales volume that was largely offset by the negative impact of the decline in our average selling prices. Due to ongoing pricing pressure in the semiconductor market, our average selling prices decreased by approximately 8% during the fourth quarter of 2005 compared to the fourth quarter of 2004.
     The trend in net revenues was different for each of our main product segments, since MPG revenues increased, ASG net revenues decreased and MLD net revenues remained flat. MPG net revenues increased by approximately 18% as a result of a significant increase in sales volume that more than compensated for the average selling price decline; this increase is mainly due to Flash products revenues that increased by 39%, and in particular NAND products. ASG net revenues decreased by approximately 2% due to a significant price decline and to a lower sales volume that more than offset the improved product mix. Net revenues for MLD remained flat mainly due to the continuous pressure on prices that exceeded the benefits of higher sales volumes.
     Net revenues by segment market increased in Telecom and Computer by approximately 14% and 7%, respectively, and decreased in Consumer, Industrial and Other and Automotive by approximately 14%, 5% and 1%, respectively. The foregoing are estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.
     By location of order shipment, net revenues in Asia/Pacific and North America increased by approximately 15% and 2% respectively while Emerging Markets net revenues remained basically flat. In Japan as well as in Europe, net revenues decreased by approximately 27% and 8%, respectively.
     Sequential comparison
     The combined effect of the significant increase in sales volume and a more favorable product mix resulted in an increase in our net revenues over third quarter 2005 despite the continuous pricing pressure in the semiconductor market. During the fourth quarter of 2005, we registered a further decline in our selling prices of approximately 3%.
     All product segments registered an increase in their net revenues. Net revenues for ASG increased by approximately 3% as a result of higher sales volumes partially offset by the average selling price decline; the principal increases in net revenue were registered in Imaging and Cellular Communication while Data Storage revenues slightly decreased. MLD net revenues increased 5% due to higher sales volumes in all of its product groups. MPG registered the most significant increase in net revenues with 14% growth due to improved product mix and higher volumes; total sales of Flash products increased by approximately 23% out of which sales of NAND products registered the most significant increase.
     Net revenues by segment market application increased by approximately 14% in Telecom, 4% both in Consumer and Industrial and Other, and 2% in Automotive, while Computer remained approximately flat. As a significant portion of our sales are made through distributors, the foregoing are necessarily estimates within a variance of 5% to 10% in absolute dollar amounts of the relative weighting of each of our targeted market segments.
     By location of order shipment, net revenues increased in all regions; Asia/Pacific and Europe each registered approximately 7% in revenue growth, America registered net revenues growth of 6%, Emerging Markets registered net revenue growth of 3% and Japan registered net revenue growth of 1% due to seasonal factors.

     Gross profit

	Quarter ended			% Variation
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004	Sequential	Year-over-year
	(in millions)
Cost of sales	$(1,517)	$(1,481)	$(1,476)	(2.4%)	(2.8%)
Gross profit.	$872	$766	$852	13.8%	2.3%
Gross margin.	36.5%	34.1%	36.6%
     On a year-over-year basis, our cost of sales increased due the combined effect of the increase in sales volume, which was partially balanced by improved manufacturing efficiencies and the positive impact of the effective U.S. dollar exchange rate, which was equivalent to €1.00 for $1.230 in the fourth quarter of 2004 and $1.203 in the fourth quarter of 2005. Additionally, our gross profit increased due to the combined effect of the increase in sales volume, improved efficiencies and the positive impact of the effective U.S. dollar exchange rate which was partially balanced by the decline in average selling prices. Our gross margin slightly decreased from 36.6% to 36.5% due to the strong decline in our average selling prices, which was almost offset by the improved manufacturing efficiencies and the positive impact of the effective U.S. dollar exchange rate.
     On a sequential basis, our gross profit increase was driven by higher sales volumes, improved product mix and manufacturing performance as well as the positive impact of our U.S. dollar effective exchange rate that were partially offset by the continuing downward pressure on our selling prices. Due to these factors, our gross margin improved to 36.5%.
     Selling, general and administrative expenses

	Quarter ended			% Variation
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004	Sequential	Year-over-year
	(in millions)
Selling, general and administrative expenses	$(259)	$(248)	$(245)	(4.6%)	(6.0%)
As percentage of net revenues	(10.9%)	(11.0%)	(10.5%)
     On a year-over-year basis, our selling, general and administrative expenses increased mainly due a one time charge of $4 million related to our new pension scheme for executives and to the share-based compensation expense of $5 million as well as higher expenditures in our infrastructures. This resulted in an increase of the ratio of 10.9% as percentage of net revenues compared to 10.5% in the fourth quarter of 2004.
     Our selling, general and administrative expenses increased sequentially mainly due a one time charge of $4 million related to our new pension scheme for executives and to the share-based compensation expense of $5 million. However, a faster growth of our net revenues compared to our expenses and a more favorable effective U.S. dollar exchange rate led to an improvement of the fourth quarter 2005 ratio of 10.9% as a percentage of net revenues compared to 11.0% for the third quarter of 2005.
     Research and development expenses

	Quarter ended			% Variation
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004	Sequential	Year-over-year
	(in millions)
Research and development expenses	$(402)	$(401)	$(402)	(0.1%)	0.1%
As percentage of net revenues	(16.8%)	(17.9%)	(17.3%)
     On a year-over-year basis as well as on a sequential basis, our research and development expenses remained flat. Our research and development expenses of the fourth quarter 2005 included $3 million in share-based compensation costs for our employees. Excluding these items, our research and development expenses decreased sequentially mainly due to the seasonal effect and the positive impact of the U.S. dollar exchange rate. The foregoing impacts translated into a sequential decrease in research and development expenses as a percentage of net revenues.

     Other income and expenses, net

	Quarter ended
	Dec 31, 2005	Oct. 1, 2005	Dec 31, 2004
	(in millions)
Research and development funding	$29	$20	$47
Start-up costs	(10)	(12)	(18)
Exchange gain (loss) net	(20)	(5)	14
Patent claim costs	(6)	(6)	(16)
Gain on sale of non-current assets	8	(2)	—
Other, net	1	2	(4)
Other income and expenses, net	2	(3)	23
As a percentage of net revenues	0.1%	(0.1%)	1.0%
     “Other income and expenses, net” results include miscellaneous items such as research and development funding, gains on sale of non-current assets and as expenses it mainly includes start-up costs, net exchange losses and patent claim costs. In the fourth quarter 2005, research and development funding income was associated to our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The net gain on sale of non-current assets of $8 million is the result of the gains on sales of real estate properties in India and of certain equipment in other countries. Start-up costs were related to our conversion to 200-mm fab in Agrate (Italy), to the build-up of the 300-mm fab in Catania (Italy) and to the 150-mm fab expansion in Singapore. The net exchange loss related to transactions not designated as a cash flow hedge denominated in foreign currencies. Patent claim costs included costs associated with several ongoing litigations and claims; these costs are categorized either as patent litigation costs or pre-litigation costs, amounting to $3 million and $3 million, respectively.
     Impairment, restructuring charges and other related closure costs

	Quarter ended
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004
	(in millions)
Impairment, restructuring charges and other related closure costs	$(16)	$(12)	$(18)
As a percentage of net revenues	(0.7%)	(0.5)%	(0.8%)
     Our impairment, restructuring charges and other related closure costs of $16 million for the fourth quarter of 2005 were composed of:
•	Our new headcount restructuring plan announced in May 2005, which resulted in charges of $17 million mainly for employee termination benefits;

•	Our restructuring and reorganization activities initiated in the first quarter of 2005, which generated an additional charge of $1 million; and

•	Our ongoing 2003 restructuring plan and related manufacturing initiatives generated a positive impact of approximately $2 million as a result of a reversal of a provision pursuant to our decision made in the fourth quarter 2005 to keep a back-end production line in France.
     See Note 18 to our Consolidated Financial Statements.
     Operating income

	Quarter ended
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004
	(in millions)
Operating income	$197	$102	$210
In percentage of net revenues	8.2%	4.5%	9.0%
     Our operating income decreased on a year-over-year basis mainly due the negative impact of the ongoing pricing pressure on our net revenues and the increase in our total operating expenses mainly related to higher selling, general and administrative expenses and lower other incomes. These negative factors were partially compensated by overall improved efficiencies in our manufacturing activities and higher volume of sales.
     With respect to our product segments, on a year-over-year basis, only MPG registered an improvement in its operating income. ASG registered a decrease from $157 million compared to its operating income of $137 million in the fourth quarter of 2004, due to the negative impact of ongoing pricing pressure, lower sales and the negative impact of the effective U.S. dollar exchange rate. MLD operating income decreased from $105 million in the fourth quarter of 2004 to $67 million in the fourth quarter of 2005 due to continuing price pressure and increased operating expenses, while sales remained flat. In the fourth quarter of 2005, MPG registered an operating income of $27 million, compared to an operating income of $4 million in the fourth quarter of 2004, mainly due to significant increases in revenues and improved product mix.
     On a sequential basis, the main contributors to the increase of our operating income, in addition to currency benefits, were higher sales volumes, improved product mix and manufacturing efficiencies that more than compensated for the further decline in our selling prices.
     On a sequential basis, with respect to our three product segments, ASG reached a double-digit operating margin, MLD maintained a nearly 14% margin level sequentially notwithstanding tougher market conditions and as expected MPG generated an operating profit. ASG improved its operating income in the fourth quarter of 2005 to $137 million compared to $81 million in the third quarter 2005; ASG profitability benefited from higher sales and better product mix. MPG was able to move from its operating loss of $17 million in the third quarter of 2005 to an operating income of $27 million mainly due to higher sales, better product mix and improved manufacturing performances. MLD operating income in the fourth quarter 2005 was $67 million compared to $68 million in the third quarter of 2005; despite tougher pricing conditions, MLD maintained its profitability by achieving higher sales.
     Interest income, net

	Quarter ended
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004
	(in millions)
Interest income, net	$11	$8	$5
     Our interest income increased both year-over-year and sequentially. The year-over-year improvement reflects the decrease in interest expense due to our repurchases of our 2010 Bonds. In addition, the interest rate on our cash and cash equivalents has improved from approximately 2.3% at the end of the fourth quarter of 2004 to 4.1% at the end of the fourth quarter 2005.
     Loss on equity investments

	Quarter ended
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004
	(in millions)
Loss on equity investments	—	$(2)	$(2)
     We did not record any major variation in the fourth quarter of 2005 in relation to our investments. Our current major investment is as a minority shareholder in our joint venture in China with Hynix Semiconductor Inc., which is in a start-up phase. In the fourth quarter of 2004, we recorded a $2 million charge corresponding to the loss in the equity value of our shareholding in UPEK Inc.
     Income tax benefit (expense)

	Quarter ended
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004
	(in millions)
Income tax expense	$(25)	$(18)	$(26)
     During the fourth quarter of 2005, we incurred an income tax expense of $25 million as the result of actual tax charges in each jurisdiction for the total year.
     Our effective tax rate was 12.1% in the fourth quarter of 2005, compared to 17.0% in the third quarter of 2005 and compared to 12.3% in the fourth quarter of 2004. The effective tax rate for the fourth quarter of

     2005 was prorated on the basis of actual tax charges in each jurisdiction. Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.
     Net income

	Quarter ended
	Dec 31, 2005	Oct 1, 2005	Dec 31, 2004
	(in millions)
Net income	$183	$89	$187
As percentage of net revenues	7.7%	3.9%	8.0%
     For the fourth quarter of 2005, we reported net income of $183 million, significantly improving compared to $89 million in the third quarter of 2005, and basically flat compared to net income of $187 million in the fourth quarter of 2004, however declining to 7.7% of the net revenues on a year-over-year basis. Basic and diluted earnings per share for the fourth quarter of 2005 were both $0.20, comparable to the fourth quarter of 2004 with $0.21 and $0.20 respectively, and improved compared to the basic and diluted earnings of $0.10 per share for the third quarter of 2005.
Impact of Changes in Exchange Rates
     Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Japanese yen and other Asian currencies.
     As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar could increase in the short term our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located, given that most of our operations are located in the euro zone or other currency areas: as such they tend to increase when translated in U.S. dollars in case of dollar rate weakening or to reduce when the dollar rate is strengthening.
     Because our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations because we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In 2005, the U.S. dollar declined in value, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Consolidated Statement of Income for the year ended December 31, 2005 includes income and expense items translated at the average exchange rate for the period.
     Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the euro zone. Our effective average rate of the euro to the U.S. dollar was $1.28 for €1.00 in 2005 and it was $1.23 for €1.00 in 2004. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.
     As of December 31, 2005, the outstanding hedged amounts to cover manufacturing costs were €380 million and to cover operating expenses were €310 million, at an average rate of about $1.205 and $1.20 per euro respectively, maturing over the period from January 2006 to June 2006. As of December 31, 2005, these hedging contracts represented a deferred loss of $13 million after tax, registered in other comprehensive income in shareholders’ equity, compared to a deferred gain of $59 million as of December 31, 2004. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and sold forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. For full details of outstanding contracts and their fair values, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

     Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar, therefore if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. As a result of losses incurred in respect of hedging contracts in 2005, we recorded total charges of $81 million, consisting of charges of $51 million to cost of sales, $23 million to research and development expenses, and $7 million to selling, general and administrative expenses, while in 2004, we registered a total income of $16 million. As the result of the gains or losses on exchange on all the other transactions, in 2005, we registered a net loss of $16 million compared to a net gain of $33 million in 2004.
     Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in euro as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At December 31, 2005, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euros and in Singapore dollars.
     Effective January 1, 2006, we have changed the organization of our Corporate Treasury and, simultaneously, we have created a Treasury Committee to oversee our investment and foreign exchange operations.
     For a more detailed discussion, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth in our Form 20-F.
Liquidity and Capital Resources
     Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A” or higher. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings.
     At December 31, 2005, cash and cash equivalents totaled $2,027 million, compared to $1,950 million as of December 31, 2004 and $2,998 million as of December 31, 2003. During 2005, we invested in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. The principal was fully repaid to us in December 2005. We did not have marketable securities at December 31, 2005 as well as at December 31, 2004. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income/(expense), net.
Liquidity
     We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
     Net cash from operating activities. As in prior periods, the major source of cash during 2005 was cash provided by operating activities. Our net cash from operating activities totaled $1,798 million in 2005, decreasing compared to $2,342 million in 2004 and $1,920 million in 2003.

     Changes in our operating assets and liabilities resulted in net cash used of $472 million in 2005, compared to net cash used of $142 million in 2004. The main variations were due to the net cash used for inventory, and more cash was used for trade payables and for other assets and liabilities.
     Net cash used in investing activities. Net cash used in investing activities was $1,528 million in 2005, compared to $2,134 million in 2004 and $1,439 million in 2003. Payments for purchases of tangible assets were the main utilization of cash, amounting to $1,441 million for 2005, a significant decrease over the $2,050 million in 2004. The 2005 payments are net of $82 million proceeds from equipment resale. In 2005, cash used for investments in intangible assets and financial assets was $49 million and capital contributions to equity investments was $38 million. There were no payments for acquisitions in 2005 compared to $3 million paid in 2004 relating to the portion of Synad Ltd. cash consideration.
     Capital expenditures for 2005 were principally allocated to:
•	the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the conversion to 200-mm of our front-end facility in Agrate (Italy);

•	the capacity expansion of our back-end plants in Muar (Malaysia), Shenzhen (China), Toa Payoh (Singapore) and Malta;

•	the expansion of our 200-mm front-end facility in Phoenix (Arizona);

•	the capacity expansion of our 200-mm front-end facility in Rousset (France);

•	the completion of building and continuation of facilities for our 300-mm front-end plant in Catania (Italy);

•	the expansion of an 150-mm front-end and a 200-mm pilot line in Tours (France); and

•	the expansion of the 300-mm front-end joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles2 (France).
     Capital expenditures for 2004 were principally allocated to:
•	the expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the expansion of our 200-mm front-end facility in Rousset (France);

•	the facilitization of our 300-mm facility in Catania (Italy);

•	the upgrading of our front-end and research and development pilot line in Agrate (Italy);

•	the upgrading of our 200-mm front-end facility in Catania (Italy);

•	the expansion and upgrading of our front-end facilities 200-mm in Phoenix and 150-mm in Carrollton (United States); and

•	the capacity expansion in our back-end plants of Muar (Malaysia), Toa Payoh (Singapore), Shenzen (China) and Malta.
     Capital expenditures for 2003 were principally allocated to:
•	the expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the upgrading of our 200-mm front-end plant in Agrate (Italy);

•	the expansion of our 200-mm front-end facility in Rousset (France);

•	the expansion of our 300-mm facility in Crolles2 (France);

•	the facilitization of our 300-mm facility in Catania (Italy); and

•	the expansion of our back-end facilities in Muar (Malaysia).
     Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Consolidated Statements of Cash Flow:

	Year ended December 31,
	2005	2004	2003
	(in millions)
Net cash from operating activities	1,798	$2,342	$1,920
Net cash used in investing activities.	(1,528)	(2,134)	(1,439)
Payment for purchase and proceeds from sale of marketable securities, net	—	—	(4)

Net operating cash flow	$270	$208	$477

     Due to the capacity of our operating activities to generate cash in excess of our investing activities, we generated net operating cash flow of $270 million in 2005, compared to net operating cash flow of $208 million in 2004. This resulted mainly from the decrease in net cash used in investing activities. In 2003, we generated a net operating cash flow of $477 million.
     Net cash used in financing activities.?Net cash used in financing activities was $178 million in 2005 compared to $1,271 million in 2004. The major item of the cash used in 2005 was the payment of the dividends amounting to $107 million, equivalent to the amount paid in 2004 while the amount paid in 2003 was $71 million. The major item of the cash used for financing activities in 2004 was the repayment of long-term debt for a total amount of $1,288 million, mainly consisting of the redemption of all outstanding 2009 LYONs for an amount paid of $813 million and of the repurchase of all outstanding 2010 Bonds for an amount paid of $375 million. These bonds were cancelled. During 2003, we received proceeds from issuance of long-term debt of $1,398 million, mainly related to the offering of our 2013 Bonds, and we repaid $1,432 million mainly related to repurchases of our 2010 Bonds.
Capital Resources
     Net financial position
     We define our net financial position as the difference between our total cash position (cash and cash equivalents) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness. The net financial position is determined as follows from our Consolidated Balance Sheets as at December 31, 2005, December 31, 2004 and December 31, 2003:

	Year ended December 31,
	2005	2004	2003
	(in millions)
Cash and cash equivalents	$2,027	$1,950	$2,998
Marketable securities	—	—	—
Total cash position	2,027	1,950	2,998
Bank overdrafts	(11)	(58)	(45)
Current portion of long-term debt	(1,522)	(133)	(106)
Long-term debt	(269)	(1,767)	(2,944)

Total financial debt	(1,802)	(1,958)	(3,095)

Net financial position	$225	$(8)	$(97)

     The net financial position (cash and cash equivalents net of total financial debt) as of December 31, 2005 moved to a positive net financial cash position of $225 million, representing an improvement from the net financial debt position of $8 million as of December 31, 2004. The improvement of the net financial position mainly results from favorable net operating cash flow generated during 2005.

     At December 31, 2005, the aggregate amount of our long-term debt was approximately $1,791 million, including $1,379 million of 2013 Bonds. At the holder’s option, any outstanding 2013 Bond may be redeemed for cash on August 5, 2006, 2008 or 2010 for a total aggregate amount payable by us of $1,379 million on August 5, 2006 or $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010. As a result of this holder’s redemption option on August 5, 2006, the outstanding amount of 2013 Bonds was classified in the consolidated balance sheet as “current portion of long-term debt”. Additionally, the aggregate amount of our short-term credit facilities was approximately $1,957 million, under which approximately $11 million of indebtedness was outstanding. Our long-term financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. See Note 14 to our Consolidated Financial Statements.
     As of December 31, 2005, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option, were as follows:

	Payments due by period
	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)
Long-term debt (including current portion)	1,791	1,522	119	58	30	22	40
Average interest rate	0.25%	(0.19)%	3.14%	3.58%	2.49%	2.09%	1.16%
     During 2004, we redeemed all the outstanding 2009 LYONs for a total amount of $813 million in cash.
     In 2003, we repurchased approximately $1,674 million aggregate principal amount at maturity of our 2010 Bonds, for a total cash amount of approximately $1,304 million, representing approximately 78% of the total amount initially issued. In 2004, we repurchased all of our remaining outstanding 2010 Bonds for a total cash amount paid of $375 million. The repurchased 2010 Bonds were cancelled.
     As of the end of 2005, we have the following credit ratings on our remaining convertible debt:

	Moody’s Investors	Standard &
	Service	Poor’s
Zero Coupon Senior Convertible Bonds due 2013	A3	A–
     On October 11, 2005, Moody’s issued a credit report confirming the above rating and updating the outlook from “stable” to “negative”.
     In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.
Zero Coupon Senior Convertible Bonds due 2016
     On February 15, 2006, we launched an offering of senior zero-coupon convertible bonds totalling gross proceeds of $928 million bearing an interest rate of 1.5%. We have granted an option to increase the issue size by up to 5% for a period of 30 days from settlement. Assuming full exercise of this option, gross proceeds from the offering will be up to $974 million. The notes are convertible into a maximum of 42 million of our underlying common shares, including the increase option. The conversion price is $23.19, based on the closing price of common shares on New York Stock Exchange on February 14, 2006, plus a 30% premium.

     Contractual Obligations, Commercial Commitments and Contingencies
     Our contractual obligations, commercial commitments and contingencies as of December 31, 2005, and for each of the five years to come and thereafter, were as follows:

	Total	2006	2007	2008	2009	2010	Thereafter
	(in millions)
Capital leases(2)	$26	$5	$5	$5	$5	$5	$1
Operating leases(1)	271	50	37	32	28	22	102
Purchase obligations(1)	1,053	940	79	34	—	—	—
of which:
Equipment purchase	576	576	—	—	—	—	—
Foundry purchase	260	260	—	—	—	—	—
Software, technology licenses and design	217	104	79	34	—	—	—
Joint Venture Agreement with Hynix Semiconductor Inc.(1)(4)	212	212	—	—	—	—	—
Other Obligations(1)	112	59	44	3	2	1	3
Long-term debt obligations (including current portion)(2)(3)	1,791	1,522	119	58	30	22	40
Pension obligations(2).	270	29	20	22	26	28	145
Other non-current liabilities(2)	16	3	2	3	2	3	3
Total	$3,751	$2,820	$306	$157	$93	$81	$294

(1)	Items not reflected on the Consolidated Balance Sheet at December 31, 2005.

(2)	Items reflected on Consolidated Balance Sheet at December 31, 2005.

(3)	See Note 14 to our Consolidated Financial Statements at December 31, 2005 for additional information related to long-term debt and redeemable convertible securities, in particular, in respect to the noteholders’ option to put our convertible bonds for earlier redemption in August 2006.

(4)	These amounts correspond to our capital commitments to the joint venture, but not the additional $250 million in loans that we have committed to provide.
     Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2006 to 2010 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.
     Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.
     We signed a joint venture agreement with Hynix Semiconductor Inc., on November 16, 2004 to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. As the business license for the joint venture was obtained in April 2005, we paid $38 million of capital contributions up to December 31, 2005. We expect to fulfill our remaining financial obligations up to our total contribution of $250 million in 2006. In addition, we are committed to grant long-term financing for $250 million to the new joint venture guaranteed by subordinated collateral on the joint venture’s assets. Furthermore, we have contingent future loading obligations to purchase products from the joint venture, which have not been included in the table above because, at this stage, the amounts remain contingent and non-quantifiable.
     Long-term debt obligations mainly consist of bank loans and convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. At the holder’s option, any outstanding 2013 Bond may be redeemed for cash on August 5, 2006, 2008 or 2010 for a total aggregate amount payable by us of $1,379 million on August 5, 2006 or $1,365 million on August 5, 2008 or $1,352 million on August 5, 2010. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 Bonds was classified in the consolidated balance sheet as “current portion of long-term debt” at December 31, 2005.
     Pension obligations amounting to $270 million consist of our best estimates of the amounts that will be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations. This amount does not include the additional pension plan for a total of $11 million granted by our Supervisory Board to our former CEO, to a limited number of retired senior executives in the first quarter of 2005 and to our executive management in the fourth quarter of 2005, which was recorded as current liabilities as we are intending to transfer this obligation to an insurance company. We accrued the estimated premiums to expenses during 2005.

     Other non-current liabilities include future obligations related to our restructuring plans and miscellaneous contractual obligations.
     Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
     Other than those described above, there are no material off-balance sheet obligations, contractual obligations or other commitments.
     Financial Outlook
     We currently expect that capital spending for 2006 will be approximately $1.8 billion, an increase compared to the $1.4 billion spent in 2005. The major part of our capital spending will be dedicated to the leading edge technology fabs by increasing capacity in the 300-mm and for saturation of the existing 200-mm. We have the flexibility to modulate our investments up or down in response to changes in market conditions. At December 31, 2005, we had $576 million in outstanding commitments for equipment purchases for 2006.
     The most significant of our 2006 capital expenditure projects are expected to be: for the front-end facilities, (i) the expansion of the 300-mm front-end joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles 2 (France); (ii) the preliminary equipment installation in our 300-mm plant in Catania (Italy); (iii) the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iv) the upgrading of our 200-mm plant in Singapore; (v) the upgrading of our 200-mm fab and pilot line in Agrate (Italy); and (vi) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China), Bouskoura (Morocco) and Muar (Malaysia). We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.
     The holders of our 2013 Bonds may require us to redeem them on August 5, 2006 at a price of $985.09 per one thousand dollar face value. The conversion ratio is $985.09 per $1,000 principal amount of 2013 Bonds at August 5, 2006, $975.28 at August 5, 2008 and $965.56 at August 5, 2010, subject to adjustments in certain circumstances. The total redeemable amount will be equivalent to $1,379 million on August 5, 2006. There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our ability to meet debt obligations is fully backed by our existing liquidity and may be complemented by our cash flow plan and/or by accessing equity and/or debt capital markets.
Impact of Recently Issued U.S. Accounting Standards
     In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”). The Statement requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted early FAS 151 in 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, FAS 151 has not had a material effect on our financial position or results of operations.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“FAS 153”). This Statement amends Opinion No. 29 to eliminate the exception to the basic fair value measurement principle for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. We early adopted FAS 153 in 2005 but have not had any material nonmonetary exchanges of assets since FAS 153 was published. Therefore, FAS 153 has not had a material effect on our financial position or results of operations.
     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment and the related FASB Staff Positions (collectively “FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. We are required to adopt FAS 123R in the first quarter of 2006 or earlier, and we elected an early adoption in the fourth quarter of 2005 using the modified prospective application method. In 2005, we redefined our equity-based compensation strategy in order to maintain a more effective policy in motivating and retaining key employees, by no longer granting options but rather issuing non-vested stock. As part of this revised stock compensation policy, we decided in July 2005 to accelerate the vesting period of outstanding unvested stock options, following authorization from our shareholders at the annual general meeting held on March 18, 2005. As a result, options equivalent to approximately 32 million shares became exercisable immediately. Based on the market value of our shares, all these options had no intrinsic economic value at the date of acceleration. Furthermore, following the authorization of our Shareholders meetings of March 2005, we have decided a new plan in the fourth quarter 2005 by granting non-vested stock awards to senior executives, selected employees and members of the Supervisory Board equivalent to approximately 4.1 million of shares. Part of our treasury shares was designated to be used for these new share-based remuneration programs. According to FAS 123R, we registered a total charge of $9 million in our income statement. The full impact on our financial position and results of operations is illustrated in the information presented in Note 15.6 to our Consolidated Financial Statements — “Non-vested share awards”.
     In 2005, we adopted Financial Accounting Standards Board Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies certain terms of Financial Accounting Standards Board No. 143 Accounting for Asset Retirement Obligations (FAS 143) and related FASB Staff Positions, and deals with obligations to perform asset retirement activities in which the timing and (or) method of settlement are conditional on a future event, such as legal requirements surrounding asbestos handling and disposal that are triggered by demolishing or renovating a facility. The new guidance requires entities to recognize liabilities for these obligations if the fair value of a conditional asset retirement obligation can be reasonably estimated. Upon adoption of FIN 47, we identified our conditional asset retirement obligations and determined that none had a material effect on our financial position or results of operations for the year ended December 31, 2005.
Impairment, Restructuring Charges and Other Related Closure Costs
     In 2005, we have incurred charges related to the main following items: (i) the 150-mm restructuring plan started in 2003; (ii) the streamlining of certain activities decided in the first quarter 2005; (iii) the headcount reduction plan announced in second quarter of 2005; and (iv) the yearly impairment review.
     During the third quarter of 2003, we commenced a plan to restructure our 150-mm fab operations and part of our back-end operations in order to improve cost competitiveness. The 150-mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150-mm production to Singapore and by upgrading production to a finer geometry 200-mm wafer fab. The plan includes the discontinuation of production of Rennes, France; the closure as soon as operationally feasible of the 150-mm wafer pilot line in

Castelletto, Italy; and the downsizing by approximately one-half of the 150-mm wafer fab in Carrollton, Texas. Furthermore, the 150-mm wafer fab productions in Agrate, Italy and Rousset, France will be gradually phased-out in favor of 200-mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. This manufacturing restructuring plan designed to enhance our cost structure and competitiveness is moving ahead and we expect it to be completed in the second half of 2006 later than previously anticipated to accommodate unforeseen qualification requirements of our customers. The total plan of impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax of which $294 million has been incurred as of December 31, 2005 ($13 million in 2005, $76 million in 2004 and $205 million in 2003). The total actual costs that we will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.
     In the first quarter of 2005, we announced our decision to reduce Access technology products for CPE modem products in order to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. This decision resulted in a total charge of $73 million for impairment of intangible assets and goodwill related to the CPE product lines and certain additional restructuring charges. This plan was completed in 2005.
     In the second quarter of 2005, we announced a restructuring plan that, combined with other initiatives, that will aim to reduce our workforce by 3,000 outside Asia by the second half of 2006, of which 2,300 are planned for Europe. We will also pursue the upgrading of the 150-mm production fabs to 200-mm, we will optimize on a global scale our Electrical Wafer Sorting (EWS) activities and we will harmonize and streamline our support functions and disengage from certain activities. The total cost of these new measures has been estimated in the range of $100 to $130 million pre-tax at the completion of the plan, of which $41 million has been incurred as of December 31, 2005. The total actual costs that we will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes. This plan is expected to be completed in the second half of 2006.
     In the third quarter of 2005, we performed the impairment test on an annual basis in order to assess the recoverability of the goodwill carrying value. As a result of this review, we have registered a $1 million charge in our 2005 accounts.
     Impairment, restructuring charges and other related closure costs incurred in 2005 are summarized as follows:

	Year ended December 31, 2005
				Total impairment,
				restructuring
		Restructuring	Other related	charges and other
	Impairment	charges	closure costs	related closure costs
	(in millions of U.S. dollars)
150-mm fab plan	—	(4)	(9)	(13)
Restructuring initiatives decided in the first quarter 2005	(63)	(9)	(1)	(73)
Restructuring plan decided in the second quarter 2005.	(3)	(37)	(1)	(41)
Other	(1)	—	—	(1)

Total	(67)	(50)	(11)	(128)

     In 2005, total cash outlays for the restructuring plan amounted to $56 million, corresponding mainly to the payment of expenses consisting of $33 million related to our 150-mm restructuring plan, $8 million related to our first quarter restructuring initiatives, $13 million related to our second quarter 2005 restructuring plan and $2 million related to other obligations accrued for in 2004.
     See Note 18 to our Consolidated Financial Statements.

Equity Method Investments
     SuperH, Inc.
     In 2001, we formed with Renesas Technology Corp. (previously known as Hitachi, Ltd.) a joint venture to develop and license reduced instruction set computing (“RISC”) microprocessors. The joint venture, SuperH Inc., was initially capitalized with our contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. We accounted for our share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, we made additional capital contributions on which accumulated losses exceeded our total investment, which was shown at zero carrying value in the consolidated balance sheet.
     In 2003, the shareholders’ agreement was amended to require from us an additional $3 million cash contribution. This amount was fully accrued, based on the inability of the joint venture to meet its projected business plan objectives, and the charge was reflected in the 2003 consolidated statement of income line “Impairment, restructuring charges and other related closure costs”. In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, we paid an additional $2 million, which was reflected in the 2004 consolidated statement of income as “Loss on equity investments”. In 2005, the joint venture was liquidated with no further losses incurred.
     UPEK Inc.
     In 2004, we formed with Sofinnova Capital IV FCPR a new company, UPEK Inc., as a venture capital-funded purchase of our TouchChip business. UPEK Inc. was initially capitalized with our transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. During the first quarter of 2005, an additional $9 million was contributed by Sofinnova Capital IV FCPR, reducing our ownership to 33%. We accounted for our share in UPEK Inc. under the equity method and recorded in 2004 losses of approximately $2 million, which were reflected in the 2004 consolidated statement of income as “Loss on equity investments”.
     On June 30, 2005, we sold our interest in UPEK Inc, for $13 million and recorded in the second quarter of 2005 a gain amounting to $6 million in “Other Income and Expenses, net” of our consolidated statement of income. Additionally, on June 30, 2005, we were granted warrants for 2,000,000 shares of UPEK Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an Initial Public Offering of UPEK Inc. above a predetermined value.
     Hynix ST Joint Venture
     In 2004, we signed and announced the joint venture agreement with Hynix Semiconductor to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The joint venture is an extension of the NAND Flash Process/product joint development relationship. Construction of the facility began in 2005. When complete, the fab will employ approximately 1,500 people and will feature a 200-mm wafer production line planned to begin production at the end of 2006 and a 300-mm wafer production line planned to begin production in 2007. The total investment planned for the project is $2 billion. We will be contributing 33% of the equity financing, equivalent to $250 million, while Hynix will contribute 67%. We will also contribute $250 million as long-term debt to the new joint venture, guaranteed by subordinated collateral on the joint venture’s assets. As of December 31, 2005, we have not provided any debt financing to the joint venture under this commitment. Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our equity and debt investment commitments. The financing will also include credit from local Chinese institutions, involving debt and a long leasehold. In 2005, our contributions to the equity investment reached approximately $38 million. We plan to subscribe the additional capital of $212 million in 2006 concurrently with Hynix and once the financing from local financing institutions is in place.
     We have identified the joint venture as a Variable Interest Entity (VIE) at December 31, 2005, but have determined that we are not the primary beneficiary of the VIE. We are accounting for our share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture and recorded losses of approximately $4 million as “Loss on equity investments” in our 2005 Consolidated Statement of Income.
Backlog and Customers
     We entered 2006 with a backlog (including frame orders) that was significantly higher than we had entering 2005. This increase is due to high level of bookings and frames registered in the fourth quarter of 2005.

However, the level of frames included in our backlog are high and are subject to significant adjustments on the basis of future customer demand. In 2005, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 22% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 82% of our net revenues, of which the top ten OEM customers accounted for approximately 50%. Distributors accounted for approximately 18% of our net revenues. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters
The following table sets forth changes to our share capital as of December 31, 2005:

						Nominal
						value of
			Nominal	Cumulative	Cumulative	increase/	Amount of	Cumulative-
		Number of	value	amount of	number of	reduction	issue premium	issue premium
Year	Transaction	shares	(euro)	capital (euro)	shares	in capital	(euro)	(euro)
December 31, 2004	LYONs conversion	1,761	1.04	941,521,357	905,308,997	1,831	46,225	1,708,949,494
December 31, 2005	Conversion of bonds	59	1.04	941,521,418	905,309,056	61	1,448	1,708,950,942
December 31, 2005	Exercise of options	2,515,223	1.04	944,137,250	907,824,279	2,615,832	25,762,612	1,734,713,554
The following table summarizes the amount of stock options authorized to be granted, exercised, cancelled and outstanding as of December 31, 2005:

	Employees		Supervisory Board
	1995 Plan	2001 Plan	1996	1999	2002	Total
Remaining amount authorized to be granted	—	12,265,817	—	—	—	12,265,817
Amount exercised	12,255,102	9,650	293,500	18,000	—	12,576,252
Amount cancelled	2,782,808	4,438,997	72,000	63,000	24,000	7,380,805
Amount outstanding	16,524,031	43,285,536	35,000	342,000	372,000	60,558,567
We granted 29,200 options at an exercise price of $16.73 on January 31, 2005 and 13,000 options at an exercise price of $17.31 on March 17, 2005.
In line with our 2005 AGM shareholders’ resolutions, we are transitioning our stock-based compensation plans from stock-option grants to non-vested stock awards. Pursuant to shareholders’ resolutions adopted by the 2005 AGM, our Supervisory Board, upon the recommendation of the Compensation Committee, approved the terms and conditions of the 2005 Supervisory Board Stock-Based Compensation Plan for members and professionals, which resulted in a $1 million charge in 2005.
Pursuant to shareholders’ resolutions adopted by the 2005 AGM, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:
•	amended our 2001 Employee Stock Option Plan with the aim of enhancing our ability to retain key employees and motivate them to shareholder value creation;

•	approved the vesting conditions, linked to our future performance and their continued service with us, to apply to non-vested stock awards granted to employees in 2005, the maximum number of which will be 4.1 million; and

•	accelerated the vesting of all of our outstanding stock options in July 2005 with no charge to our interim consolidated statements of income.
We intend to use 4.1 million of our shares held by us in treasury (out of the 13.4 million currently available) to cover the four million non-vested stock award granted to our employees in the fourth quarter of 2005 as well as the granting of up to 100,000 non-vested shares to the sole member of our Managing Board that was also approved by shareholders at the 2005 AGM.
Following these decisions, the share-based compensation plans generated a total additional charge in our income statement of the fourth quarter of 2005 of $9 million pre-tax. This charge corresponded to the compensation expense to be recognized for the non-vested stock awards from the grant date over the vesting period, by adopting FAS 123R and took into consideration the probability of the performance achievement by early adoption FAS123R. The vesting of the awards depends on the following performance achievement: (i) the total amount of shares will vest if the evolution of our stock price is equal or better to the evolution of the

Philadelphia SOX Index over the period from May 2, 2005 to April 1, 2006. If the awards do not vest pursuant to the market performance, the employees can still receive a maximum of 66% of the awards: (a) 33% if the evolution of our sales between May 2, 2005 and April 1, 2006 is equal to or greater than the evolution of the sales of top ten semiconductor companies publishing quarterly results for the quarter ending on or before April 1st, 2006 over the same corresponding quarter in 2005 and (b) 33% if our actual return on net assets achieved in 2005 is equal to or higher than our target as per 2005 budget. We will register a total charge of $31 million to which social charges should be added for a total cost of approximately $40 million (before tax) to be accounted for over the vesting period in the years 2006, 2007 and 2008.
Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(f)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period in which this Form 6-K was being prepared.
There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by the annual report, nor were there any material weaknesses in our internal controls requiring corrective actions.
Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we filed it with the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this Form 6-K that are not historical facts, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and are conditioned upon, and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:
•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers;

•	the financial impact of inadequate or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. dollar and the euro and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to be successful in our strategic research and development initiatives to develop new products to meet anticipated market demand, as well as our ability to achieve our corporate performance roadmap by completing successfully and in a timely manner our other various announced initiatives to improve our overall efficiency and our financial performance;

•	the anticipated benefits of research and development alliances and cooperative activities and the continued pursuit of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•	changes in the economic, social or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits;

•	product liability or warranty claims for a product containing one of our parts; and

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigation and the results of actions by our competitors.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F as may be updated from time to time. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from our Form 20-F, as may be updated from time to time, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Supervisory Board and Shareholders of
STMicroelectronics N.V.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of STMicroelectronics N.V. and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers SA
M Foley                     H-J Hofer
Geneva, February 15, 2006
PricewaterhouseCoopers is represented in about 140 countries worldwide and in Switzerland in Aarau, Basle, Berne, Chur, Geneva, Lausanne, Lucerne, Lugano, Neuchâtel, Sion, St. Gall, Thun, Winterthur, Zug and Zurich and offers Assurance, Tax & Legal and Advisory services.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
In millions of U.S. dollars except per share amounts

	Twelve months ended

	December 31,	December 31,	December 31,
	2005	2004	2003

	(audited)	(audited)	(audited)
Net sales	8,876	8,756	7,234
Other revenues	6	4	4

Net revenues	8,882	8,760	7,238
Cost of sales	(5,845)	(5,532)	(4,672)

Gross profit	3,037	3,228	2,566
Selling, general and administrative	(1,026)	(947)	(785)
Research and development	(1,630)	(1,532)	(1,238)
Other income and expenses, net	(9)	10	(4)
Impairment, restructuring charges and other related closure costs	(128)	(76)	(205)

Operating income	244	683	334
Interest income (expense), net	34	(3)	(52)
Loss on equity investments	(3)	(4)	(1)
Loss on extinguishment of convertible debt	0	(4)	(39)

Income before income taxes and minority interests	275	672	242
Income tax benefit (expense)	(8)	(68)	14

Income before minority interests	267	604	256
Minority interests	(1)	(3)	(3)

Net income	266	601	253

Earnings per share (Basic)	0.30	0.67	0.29

Earnings per share (Diluted)	0.29	0.65	0.27

The accompanying notes are an integral part of these consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
In millions of U.S. dollars

	As at

	December 31,	December 31,
	2005	2004

	(audited)	(audited)
Assets
Current assets:
Cash and cash equivalents	2,027	1,950
Marketable securities	0	0
Trade accounts receivable, net	1,490	1,408
Inventories, net	1,411	1,344
Deferred tax assets	152	140
Other receivables and assets	531	785

Total current assets	5,611	5,627

Goodwill	221	264
Other intangible assets, net	224	291
Property, plant and equipment, net	6,175	7,442
Long-term deferred tax assets	55	59
Investments and other non-current assets	153	117

	6,828	8,173

Total assets	12,439	13,800

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts	11	58
Current portion of long-term debt	1,522	133
Trade accounts payable	965	1,352
Other payables and accrued liabilities	642	776
Deferred tax liabilities	7	17
Accrued income tax	152	176

Total current liabilities	3,299	2,512

Long-term debt	269	1,767
Reserve for pension and termination indemnities	270	285
Long-term deferred tax liabilities	55	63
Other non-current liabilities	16	15

	610	2,130

Total liabilities	3,909	4,642

Commitment and contingencies

Minority interests	50	48

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 907,824,279 shares issued, 894,424,279 shares outstanding)	1,153	1,150
Capital surplus	1,967	1,924
Accumulated result	5,427	5,268
Accumulated other comprehensive income	281	1,116
Treasury stock	(348)	(348)

Shareholders’ equity	8,480	9,110

Total liabilities and shareholders’ equity	12,439	13,800

The accompanying notes are an integral part of these consolidated financial statements.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of U.S. dollars

	Twelve Months Ended

	December 31,	December 31,	December 31,
	2005	2004	2003

	(audited)	(audited)	(audited)
Cash flows from operating activities:
Net income	266	601	253
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1,944	1,837	1,608
Amortization of discount on convertible debt	5	28	68
Loss on extinguishment of convertible debt	—	4	39
Gain on the sale of marketable securities	—	—	(4)
Other non-cash items	10	5	(53)
Minority interest in net income of subsidiaries	1	3	3
Deferred income tax	(31)	(6)	(131)
Loss on equity investments	3	4	1
Impairment, restructuring charges and other related closure costs, net of cash payments	72	8	197
Changes in assets and liabilities:
Trade receivables, net	(117)	(119)	(109)
Inventories, net	(174)	(144)	(75)
Trade payables	(71)	128	(8)
Other assets and liabilities, net	(110)	(7)	131

Net cash from operating activities	1,798	2,342	1,920

Cash flows from investing activities:
Payment for purchases of tangible assets	(1,441)	(2,050)	(1,221)
Proceeds from sale of marketable securities	—	—	4
Investment in intangible and financial assets	(49)	(79)	(31)
Capital contributions to equity investments	(38)	(2)	(3)
Payment for acquisitions, net of cash received	—	(3)	(188)

Net cash used in investing activities	(1,528)	(2,134)	(1,439)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	50	91	1,398
Repayment of long-term debt	(110)	(1,288)	(1,432)
Increase (decrease) in short-term facilities	(47)	10	25
Capital increase	35	23	22
Dividends paid	(107)	(107)	(71)
Other financing activities	1	—	(1)

Net cash used in financing activities	(178)	(1,271)	(59)

Effect of changes in exchange rates	(15)	15	14

Net cash increase (decrease)	77	(1,048)	436

Cash and cash equivalents at beginning of the period	1,950	2,998	2,562

Cash and cash equivalents at end of the period	2,027	1,950	2,998

Supplemental cash information:
Interest paid	17	16	19
Income tax paid	90	84	102
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
In millions of U.S. dollars, except per share amounts

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
	Stock	Surplus	Stock	Result	income (loss)	Equity

Balance as of December 31, 2002 (audited)	1,144	1,864	(348)	4,592	(258)	6,994

Capital increase	2	41				43
Comprehensive income:
Net Income				253		253
Other comprehensive income, net of tax					881	881

Comprehensive income						1,134
Dividends, $0.08 per share				(71)		(71)

Balance as of December 31, 2003 (audited)	1,146	1,905	(348)	4,774	623	8,100

Capital increase	4	19				23
Comprehensive income:
Net Income				601		601
Other comprehensive income, net of tax					493	493

Comprehensive income						1,094
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2004 (audited)	1,150	1,924	(348)	5,268	1,116	9,110

Capital increase	3	32				35
Stock-based compensation expense		11				11
Comprehensive income (loss):
Net income				266		266
Other comprehensive loss, net of tax					(835)	(835)

Comprehensive income (loss)						(569)
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2005 (audited)	1,153	1,967	(348)	5,427	281	8,480

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
1 — THE COMPANY
        STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the original name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.
        The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.
2 — ACCOUNTING POLICIES
        The accounting policies of the Company conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.
2.1 — Principles of consolidation
        The consolidated financial statements of the Company have been prepared in conformity with U.S. GAAP. The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intercompany balances and transactions have been eliminated in consolidation. Since the adoption in 2003 of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003), and the related FASB Staff Positions (collectively “FIN 46R”), the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates VIEs, if any, for which the Company is determined to be the primary beneficiary, as described in note 2.19.
2.2 — Use of estimates
        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, assumptions used in calculating pension obligations and share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
2.3 — Foreign currency
        The U.S. dollar is the reporting currency for the Company, which is the currency of the primary economic environment in which the Company operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the Euro currency.
        The functional currency of each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the monthly average exchange rate of the period. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of “accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity.
        Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect during the month of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity’s functional currency are remeasured into the functional currency at the exchange rate prevailing at the balance sheet date. The related exchange gains and losses are recorded in the consolidated statements of income.
2.4 — Derivative instruments
               Foreign Currency Forward Contracts Not Designated as a Hedge
        The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), and are marked-to-market at each period-end with the associated changes in fair value recognized in “other income and expenses, net” in the consolidated statements of income.
               Cash Flow Hedges
        To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2005 and 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The foreign currency forward contracts used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts used as hedges are effective at reducing the euro/ U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract. For these derivatives, the gain or loss from the effective portion of the hedge is reported as a component of “accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
2.5 — Reclassifications
        Certain prior year amounts have been reclassified to conform to the current year presentation.
2.6 — Revenue Recognition
        Revenue is recognized as follows:
               Net sales
        Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.
        Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Company. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of revenue at the time of the sale.
        The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered as probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.
        The Company’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Company does not carry insurance against immaterial non consequential damages. The Company records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms express or implied by statute or common law. The Company’s contractual terms and conditions limit its liability to the sales value of the products which gave rise to the claims.
               Other revenues
        Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements.
               Fundings
        Fundings received by the Company are mainly from governmental agencies and income is recorded as recognized when all contractually required conditions are fulfilled. The Company’s primary sources for government funding are French, Italian, other European Union (“EU”) governmental entities and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that require beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with SAB 104 and the Company’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.
        Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met.
        Capital investment funding is recorded as a reduction of “property, plant and equipment, net” and is recognized in the Company’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives. The Company also receives capital funding in Italy, which is recovered through the reduction of various governmental liabilities, including income taxes, value-added tax and employee-related social charges. The funding has been classified as long-term receivable and is reflected in the balance sheet at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating income in “interest income (expense), net”.
        The Company receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Company records these loans as debt in its consolidated balance sheet.
2.7 — Advertising costs
        Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2005, 2004 and 2003 were $14 million, $17 million and $9 million, respectively.
2.8 — Research and development
        Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are charged to expense as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is recorded as research and development expenses.
2.9 — Start-up costs
        Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. Start-up costs are included in “other income and expenses, net” in the consolidated statements of income.
2.10 — Income taxes
        The provision for current taxes represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Provisions for specific tax exposures are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. Deferred income tax is determined using tax rates and laws that are enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax law is recognized in the period of enactment. Deferred income tax assets are recognized in full but the Company assesses whether it is probable that future taxable profit will be available against which the temporary differences can be utilized. A valuation allowance is provided where

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
necessary to reduce deferred tax assets to the amount for which management considers the possibility of recovery to be more likely than not. The Company utilizes the flow-through method to account for its investment credits, reflecting the credits as a reduction of tax expense in the year they are recognized. Similarly, research and development tax credits are classified as a reduction of tax expense in the year they are recognized.
2.11 — Earnings per share
        Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net income (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of common stock relating to stock-options granted, nonvested shares and convertible debt to the extent such incremental shares are dilutive. Nonvested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive.
2.12 — Cash and cash equivalents
        Cash and cash equivalents represents cash, deposits and highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less.
2.13 — Marketable securities
        Management determines the appropriate classification of investments in debt and equity securities at the time of purchase and reassesses the classification at each reporting date. For those marketable securities with a readily determinable fair value and that are classified as available-for-sale, the securities are reported at fair value with changes in fair value recognized as a separate component of “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. Other-than-temporary losses are recorded in net income based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as “other income and expenses, net”.
2.14 — Trade accounts receivable
        Trade accounts receivable are recognized at their sales value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. In addition, the Company is required to evaluate its customers’ financial condition periodically and records an additional provision for any specific account the Company estimates as doubtful.
2.15 — Inventories
        Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
        Additionally, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates the inventory will eventually become obsolete. Provisions for obsolescence are estimated for excess uncommitted inventory based on the previous quarter sales, orders’ backlog and production plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
2.16 — Intangible assets subject to amortization
        Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, purchased software and internally developed software which is capitalized. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, the Company usually estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its fair value. Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Purchased software	3-4 years
Internally developed software	4 years
        The Company evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.
        The capitalization of costs for internally generated software developed by the Company for its internal use begins when preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended.
2.17 — Goodwill
        Goodwill recognized in business combinations is not amortized but rather is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company usually estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.
2.18 — Property, plant and equipment
        Property, plant and equipment are stated at historical cost, net of government fundings and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.
        Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-6 years
Computer and R&D equipment	3-6 years
Other	2-5 years
        The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist. Assets classified as held for disposal are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.
        When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books and the net gain or loss is included in “other income and expenses, net” in the consolidated statements of income.
        Capital leases are included in “property, plant and equipment, net” and depreciated over the shorter of the estimated useful life or the lease term. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
        Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.
2.19 — Investments
        Equity investments are all entities over which the Company has the ability to exercise significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s share in its equity investments’ results is recognized in the consolidated income statement as “Income (loss) on equity investments” and in the consolidated balance sheet as an adjustment against the carrying amount of the investments. When the Company’s share of losses in an equity investment equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee.
        Investments without readily determinable fair values and for which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under the cost method of accounting, investments are carried at historical cost and are adjusted only for declines in fair value. For investments in public companies that have readily determinable fair values and for which the Company does not exercise significant influence, the Company classifies these investments as available-for-sale and, accordingly, recognizes changes in their fair values as a separate component of “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. Other-than-temporary losses are recorded in net income and are based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on investments sold are determined on the specific identification method and are recorded as “other income or expenses, net” in the consolidated statements of income.
        Since the adoption in 2003 of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003), and the related FASB Staff Positions (collectively “FIN 46R”), the Company assesses for consolidation entities identified as a Variable Interest Entity (“VIE”) and consolidates the VIEs, if any, for which the Company is determined to be the primary beneficiary. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs are initially measured at fair value in the same manner as if the consolidation resulted from a business combination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
2.20 — Employee benefits
               (a) Pension obligations
        The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.
        The liability recognized in the consolidated balance sheets in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in income, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Additional minimum liability is required when the accumulated benefit obligation exceeds the fair value of the plan assets and the amount of the accrued liability. Such minimum liability is recognized as a component of “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.
        For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
               (b) Other post-employment obligations
        The Company provides post-retirement benefits to some of its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.
               (c) Termination benefits
        Termination benefits are payable when employment is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for these benefits. For the accounting treatment and timing recognition of the involuntarily termination benefits, the Company distinguishes between one-time benefit arrangements and ongoing termination arrangements. A one-time benefit arrangement is one that is established by a termination plan that applies to a specified termination event or for a specified future period. These one-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which criteria for communication are not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
commitment date when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.
        In the case of special termination benefits proposed to encourage voluntary termination, the Company recognizes a provision for voluntary termination benefits at the date on which the employee irrevocably accepts the offer and the amount can be reasonably estimated.
               (d) Profit-sharing and bonus plans
        The Company recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.
               (e) Share-based compensation
               Stock options
        At December 31, 2005, the Company had five employee and Supervisory Board stock-option plans, which are described in detail in Note 15. Until the fourth quarter of 2005, the Company applied the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance, in accounting for stock-based awards to employees. For all option grants prior to the fourth quarter of 2005, no stock-based employee compensation cost was reflected in net income as all options under those plans were granted at an exercise price equal to the market value of the underlying common stock on the date of grant.
        The following tabular presentation provides pro forma information on net income and earnings per share required to be disclosed as if the Company had applied the fair value recognition provisions prescribed by Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”), for the years ended December 31, 2005, 2004 and 2003:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Net income, as reported	266	601	253
of which compensation expense on nonvested shares, net of tax effect	(7)	—	—
Deduct: Total stock-option employee compensation expense determined under FAS 123, net of related tax effects	(244)	(166)	(186)
Net income, pro forma	22	435	67
Earnings per share:
Basic, as reported	0.30	0.67	0.29
Basic, pro forma	0.02	0.49	0.08
Diluted, as reported	0.29	0.65	0.27
Diluted, pro forma	0.02	0.47	0.07
        The Company has amortized the pro forma compensation expense over the nominal vesting period for employees. The pro forma information presented above for the year ended December 31, 2005 includes an approximate $182 million charge relating to the effect of accelerating the vesting period of all outstanding unvested stock options during the third quarter of 2005, which has been recognized immediately in the pro forma result for the amount that otherwise would have been recognized ratably over the remaining vesting period.
        The fair value of the Company’s stock options was estimated under FAS 123 using a Black-Scholes option pricing model since the simple characteristics of the stock options did not require complex pricing assumptions. Forfeitures of options are reflected in the pro forma charge as they occur. For those stock option plans with graded vesting periods, the Company has determined that the historical exercise activity actually reflects that employees exercise the option after the close of the graded vesting period. Therefore, the Company recognizes the estimated pro forma charge for stock option plans with graded vesting period on a straight-line basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        The fair value of stock options under FAS 123 provisions was estimated using the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Expected life (years)	6.1	6.1	5.9
Historical Company share price volatility	52.9%	56.4%	59.6%
Risk-free interest rate	3.84%	3.6%	2.7%
Dividend yield	0.69%	0.56%	0.35%
        The Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average fair value of stock options granted during 2005 was $8.60 ($12.14 in 2004 and $10.66 in 2003).
               Nonvested shares
        In 2005, the Company redefined its equity-based compensation strategy by no longer granting options but rather issuing nonvested shares. In July 2005, the Company amended its latest Stock Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly. As part of this revised stock-based compensation policy, the Company decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options, following authorization from the Company’s shareholders at the annual general meeting held on March 18, 2005. As a result, underwater options equivalent to approximately 32 million shares became exercisable immediately in July 2005 with no earnings impact. In addition, on October 25, 2005, the Company granted nonvested shares to senior executives, selected employees and members of the Supervisory Board to be issued upon vesting from treasury stock. The shares were granted for free to employees and at their nominal value for the members of the Supervisory Board. The awards granted to employees will contingently vest upon achieving certain market or performance conditions and upon completion of a three-year service period.
        Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees. Since nonvested shares granted to Supervisory Board members are not forfeited, even if the service period is not completed, their associated compensation cost has been recorded immediately at grant. Nonvested share grants are further explained in Note 15.
        In the fourth quarter of 2005 the Company decided to early adopt Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the related FASB Staff Positions (collectively “FAS 123R”), which requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The early adoption of FAS 123R is described in Note 2.24.
2.21 — Convertible debt
        Zero-coupon convertible bonds are recorded at the principal amount on maturity in long-term debt and are presented net of the debt discount on issuance. This discount is amortized over the term of the debt as interest expense using the interest rate method.
        Zero-coupon convertible bonds issued with a negative yield are initially recorded at their accreted value as of the first redemption right of the holder. The negative yield is recorded as capital surplus and represents the difference between the principal amount at issuance and the lower accreted value at the first redemption right of the holder.
        Debt issuance costs are included in long-term investments and are amortized in “interest income (expense), net” until the first redemption right of the holder. Outstanding bonds amounts are classified in the consolidated balance sheet as “current portion of long term debt” in the year of the redemption right of the holder.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
2.22 — Share capital
        Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
        Where any subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received net of directly attributable incremental transaction costs and the related income tax effect is included in equity.
2.23 — Comprehensive income (loss)
        Comprehensive income (loss) is defined as the change in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “accumulated other comprehensive income (loss)” consists of, unrealized gains or losses on marketable securities classified as available-for-sale, the change in the excess of the minimum pension liability over the unrecognized prior service cost of certain pension plans and the unrealized gain (loss) on derivatives, all net of tax as well as foreign currency translation adjustments.
2.24 — Recent accounting pronouncements
        In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“FAS 151”). The Standard requires abnormal amounts of idle capacity and spoilage costs to be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable prospectively to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company early adopted FAS 151 in 2005. As costs associated with underutilization of manufacturing facilities have historically been charged directly to cost of sales, FAS 151 has not had a material effect on the Company’s financial position or results of operations.
        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“FAS 153”). This Statement amends Opinion 29 to eliminate the exception to the basic fair value measurement principle for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Statement is effective prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with early application permitted. The Company early adopted FAS 153 in 2005 but has not had any material nonmonetary exchanges of assets since FAS 153 was published. Therefore, FAS 153 has not had a material effect on the Company’s financial position or results of operations.
        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and the related FASB Staff Positions (collectively “FAS 123R”). This Statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123R requires a public entity to measure the cost of share-based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. FAS 123R also requires more extensive disclosures than the previous standards relating to the nature of share-based payment transactions, compensation cost and cash flow effects. On April 14, 2005, the U.S. Securities and Exchange Commission amended the effective date of FAS 123R; the Statement now applies to all awards granted and to all unvested awards modified, repurchased, or cancelled during the first annual reporting period beginning after June 15, 2005. FAS 123R provides a choice of transition methods including the modified prospective application method, which allows discretionary restatement of interim periods during the calendar year of adoption, or the modified retrospective application method, which allows the restatement of the prior years presented. Each method requires the cumulative effect of initially applying FAS 123R to be recognized in the period of adoption. The Company early adopted FAS 123R in the fourth quarter of 2005 using the modified prospective application

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
method. As such, the Company has not restated prior periods to reflect the recognition of stock-based compensation cost. The Company redefined in the second quarter of 2005 its equity-based compensation strategy, since it had become minimally effective in motivating and retaining key-employees. The Company will no longer grant options but rather issue nonvested shares. As part of this revised equity-based compensation policy, the Company decided in July 2005 to accelerate the vesting period of all outstanding unvested stock options. These options totaling approximately 32 million had no intrinsic economic value based on the market price of the shares at the date of acceleration. The acceleration of the vesting period will avoid any future compensation expense associated with FAS 123R; accordingly, the Company did not recognize any cumulative effect of initially adopting FAS 123R since no outstanding unvested stock awards existed as of the adoption date of FAS 123R. The impact of FAS 123R on the Company’s grant of nonvested shares in the fourth quarter of 2005 is further illustrated in Note 15.
        In 2005, the Company adopted Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies certain terms of Financial Accounting Standards Board No. 143, Accounting for Asset Retirement Obligations (FAS 143), and related FASB Staff Positions, and deals with obligations to perform asset retirement activities in which the timing and (or) method of settlement are conditional on a future event, such as legal requirements surrounding asbestos handling and disposal that are triggered by demolishing or renovating a facility. The new guidance requires entities to recognize liabilities for these obligations if the fair value of a conditional asset retirement obligation can be reasonably estimated. Upon adoption of FIN 47, the Company identified its conditional asset retirement obligations and determined that none had a material effect on its financial position or results of operations for the year ended December 31, 2005.
3 — EQUITY-METHOD INVESTMENTS
               SuperH Joint Venture
        In 2001, the Company and Renesas Technology Corp. (previously known as Hitachi, Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Renesas Technology Corp. contributed $37 million of cash for a 56% interest. The Company accounted for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. During 2002 and 2003, the Company made additional capital contributions on which accumulated losses exceeded the Company’s total investment, which was shown at a zero carrying value in the consolidated balance sheet.
        In 2003, the shareholders’ agreement was amended to require an additional $3 million cash contribution from the Company. This amount was fully accrued, based on the inability of the joint venture to meet its projected business plan objectives, and the charge was reflected in the 2003 consolidated statement of income line “Impairment, restructuring charges and other related closure costs”. In 2004, the shareholders agreed to restructure the joint venture by transferring the intellectual properties to each shareholder and continuing any further development individually. Based upon estimates of forecasted cash requirements of the joint venture, the Company paid an additional $2 million, which was reflected in the 2004 consolidated statement of income as “loss on equity investments”. In 2005, the joint venture was liquidated with no further losses incurred by the Company.
               UPEK Inc.
        In 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture capitalist-funded purchase of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. During the first quarter of 2005, an additional $9 million was contributed by Sofinnova Capital IV FCPR, reducing the Company’s ownership to 33%. The Company accounted for its share in UPEK, Inc. under the equity method and in 2004 recorded losses of approximately $2 million, which were reflected in the 2004 consolidated statement of income as “Loss on equity investments”.
        On June 30, 2005, the Company sold its interest in UPEK Inc. for $13 million and recorded a gain amounting to $6 million in “Other income and expenses, net” on its consolidated statement of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Additionally, on June 30, 2005, the Company was granted warrants for 2,000,000 shares of UPEK, Inc. at an exercise price of $0.01 per share. The warrants are not limited in time but can only be exercised in the event of a change of control or an Initial Public Offering of UPEK Inc. above a predetermined value.
               Hynix ST Joint Venture
        Pursuant to the joint-venture agreement signed in 2004 by the Company with Hynix Semiconductor Inc. to build a $2 billion front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China, the Company made capital contributions to the joint venture totaling $38 million in 2005. Under the agreement, Hynix Semiconductor Inc. will contribute $500 million for a 67% equity interest and the Company will contribute $250 million for a 33% equity interest. In addition, the Company committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets. As of December 31, 2005 the Company has not provided any debt financing to the joint venture under this commitment. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity and debt investment commitments.
        The Company has identified the joint venture as a Variable Interest Entity (VIE) at December 31, 2005, but has determined that it is not the primary beneficiary of the VIE. The Company accounts for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture and recorded losses totaling $4 million in 2005 as “loss on equity investments”.
4 — TRADE ACCOUNTS RECEIVABLE, NET
        Trade accounts receivable, net consisted of the following:

	December 31,	December 31,
	2005	2004

Trade accounts receivable	1,517	1,429
Less valuation allowance	(27)	(21)

Total	1,490	1,408

        Bad debt expense in 2005 and 2004 was $7 and $5 million, respectively. In 2003, the Company decreased its valuation allowance and recorded income of $10 million. In 2005, 2004 and 2003, one customer, the Nokia group of companies, represented 22.4%, 17.1% and 17.9% of consolidated net revenues, respectively.
5 — INVENTORIES, NET
        Inventories, net of reserve consisted of the following:

	December 31,	December 31,
	2005	2004

Raw materials	60	70
Work-in-process	880	874
Finished products	471	400

Total	1,411	1,344

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
6 — OTHER RECEIVABLES AND ASSETS
        Other receivables and assets consisted of the following:

	December 31,	December 31,
	2005	2004

Receivables from government agencies	168	212
Taxes and other government receivables	189	143
Advances to suppliers	2	3
Advances to employees	10	16
Prepaid expenses	48	88
Sundry debtors within cooperation agreements	67	85
Foreign exchange forward contracts	3	200
Other	44	38

Total	531	785

        Receivables from government agencies relate to research and development contracts, industrialization contracts and capital investment projects.
7 — GOODWILL
        Changes in the carrying amount of goodwill were as follows:

	Application
	Specific	Memory
	Products	Products	Other	Total

December 31, 2003	176	85	6	267
TouchChip sale			(3)	(3)
Foreign currency translation	(3)	3		—

December 31, 2004	173	88	3	264

“CPE” goodwill impairment	(39)			(39)
Foreign currency translation	—	(3)	(1)	(4)

December 31, 2005	134	85	2	221

        In 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Product Groups (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142, Goodwill and Other Intangible Assets, reassessed the allocation of goodwill between the continuing Access reporting unit and the business to be disposed of according to their relative fair values using market comparables. The reassessment resulted in a $39 million goodwill impairment in 2005.
8 — INTANGIBLE ASSETS
        Intangible assets consisted of the following:

		Accumulated
December 31, 2005	Gross Cost	Amortization	Net Cost

Technologies & licenses	309	(199)	110
Purchased software	162	(114)	48
Internally developed software	114	(48)	66

Total	585	(361)	224

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

	Gross	Accumulated	Net
December 31, 2004	Cost	Amortization	Cost

Technologies & licenses	409	(233)	176
Purchased software	148	(100)	48
Internally developed software	104	(37)	67

Total	661	(370)	291

        The aggregate amortization expense in 2005, 2004 and 2003 was $98 million, $112 million and $103 million, respectively.
        The estimated amortization expense of the existing intangible assets for the following years is:

Year

2006	107
2007	68
2008	33
2009	11
2010	4
Thereafter	1

Total	224

9 — PROPERTY, PLANT AND EQUIPMENT
        Property, plant and equipment consisted of the following:

	Gross	Accumulated	Net
December 31, 2005	Cost	Depreciation	Cost

Land	84	—	84
Buildings	1,071	(267)	804
Capital leases	55	(29)	26
Facilities & leasehold improvements	2,715	(1,294)	1,421
Machinery and equipment	12,473	(9,063)	3,410
Computer and R&D equipment	492	(381)	111
Other tangible assets	131	(103)	28
Construction in progress	291	—	291

Total	17,312	(11,137)	6,175

	Gross	Accumulated	Net
December 31, 2004	Cost	Depreciation	Cost

Land	93	—	93
Buildings	1,021	(250)	771
Capital leases	66	(31)	35
Facilities & leasehold improvements	2,763	(1,187)	1,576
Machinery and equipment	12,898	(8,581)	4,317
Computer and R&D equipment	516	(382)	134
Other tangible assets	125	(108)	17
Construction in progress	499	—	499

Total	17,981	(10,539)	7,442

        The depreciation charge in 2005, 2004 and 2003 was $1,846 million, $1,725 million and $1,505 million, respectively.
        Capital investment funding has totaled $38 million, $46 million and $62 million in the years ended December 31, 2005, 2004 and 2003, respectively. Public funding reduced the depreciation charge by $66 million, $74 million and $80 million in 2005, 2004 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        For the years ended December 31, 2005, 2004 and 2003 the Company made equipment sales for cash proceeds of $82 million, $10 million and $8 million, respectively.
10 — AVAILABLE-FOR-SALE MARKETABLE SECURITIES
        In 2003 the Company has classified certain marketable securities as available-for-sale, which related to equity securities held as strategic investments in various companies. During 2004, all available-for-sale securities were sold. For fiscal years 2005, 2004 and 2003, gross realized gains associated with the sale of the marketable securities were $0 million, $5 million and $16 million, respectively.
11 — INVESTMENTS AND OTHER NON-CURRENT ASSETS
        Investments and other non-current assets consisted of the following:

	December 31,	December 31,
	2005	2004

Equity-method investments (see note 3)	35	6
Cost investments	36	34
Long-term receivables related to funding	33	33
Debt issuance costs, net	3	8
Deposits and other long-term receivables	46	36

Total	153	117

        The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been registered to date. At December 31, 2005, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method.
        The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE.
12 — OTHER PAYABLES AND ACCRUED LIABILITIES
        Other payables and accrued liabilities consisted of the following:

	December 31,	December 31,
	2005	2004

Taxes other than income taxes	77	68
Salaries and wages	248	261
Social charges	110	120
Advances received on government fundings	24	25
Foreign exchange forward contracts	31	109
Current portion of provision for restructuring	40	39
Pension and termination benefits	21	11
Other	91	143

Total	642	776

        Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2005 and December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
13 — RETIREMENT PLANS
        The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements.
        The changes in benefit obligation and plan assets were as follows:

	December 31,	December 31,
	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	286	249
Service cost	18	18
Interest cost	14	13
Benefits paid	(10)	(6)
Actuarial losses	34	—
Foreign currency translation adjustments	(24)	15
Other	5	(3)

Benefit obligation at end of year	323	286

Change in plan assets:
Plan assets at fair value at beginning of year	181	150
Actual return on plan assets	11	11
Employer and participant contributions	16	19
Benefits paid	(10)	(6)
Actuarial gain (losses)	10	(2)
Foreign currency translation adjustments	(14)	9

Plan assets at fair value at end of year	194	181

Funded status	(129)	(105)
Unrecognized prior service cost	(3)	(3)
Unrecognized transition obligation	(1)	(1)
Unrecognized actuarial loss	77	60

Net amount recognized	(56)	(49)

Net amount recognized in the balance sheet consisted of the following:
Prepaid benefit cost	2	2
Accrued benefit liability	(93)	(93)
Intangible asset	1	1
Accumulated other comprehensive income	34	41

Net amount recognized	(56)	(49)

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $313 million, $270 million and $184 million, respectively, as of December 31, 2005 and $251 million, $216 million and $147 million, respectively, as of December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        The components of the net periodic benefit cost included the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Service cost	18	18	14
Interest cost	14	13	10
Expected return on plan assets	(11)	(11)	(7)
Amortization of unrecognized transition obligation	—	—	—
Amortization of net loss	3	8	2
Amortization of prior service cost	—	1	1

Net periodic benefit cost	24	29	20

        The weighted average assumptions used in the determination of the benefit obligation for the pension plans were as follows:

	December 31,	December 31,	December 31,
Assumptions	2005	2004	2003

Discount rate	4.54%	5.02%	5.25%
Salary increase rate	3.75%	3.34%	3.34%
Expected long-term rate of return on funds for the pension expense of the year	6.34%	6.44%	6.75%
        The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Company modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.
        The Company pension plan asset allocation at December 31, 2005 and 2004 and target allocation for 2005 are as follows:

		Percentage of
		Plan Assets at
		December
	Target allocation
Asset Category	2005	2005	2004

Equity securities	57%	61%	57%
Fixed income securities	39%	37%	39%
Real estate	2%	2%	2%
Other	2%	—	2%

Total	100%	100%	100%

        The Company’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to periodically conduct a strategic review of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s equity portfolios are managed in such a way as to achieve optimal diversity. The Company does not manage any assets internally and does not utilize hedging, future or derivative instruments.
        After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $12 million and $17 million in 2005 and 2004, respectively. The Company expects to contribute cash of $8 million in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        The Company’s estimated future benefit payments as of December 2005 are as follows:

Estimated future
Years	benefit payments

2006	9
2007	8
2008	10
2009	10
2010	7
From 2011 to 2015	66
        The Company also has other plans not calculated based on the employees expected date of separation or retirement:

—	For Italian termination indemnity plan (“TFR”), the Company calculates the vested benefits to which Italian employees are entitled if they separate immediately as of December 2005, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”). The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. Movements in the reserve were as follows:

Balance as of December 31, 2002	129
Provision for the year	29
Indemnities paid during the year	(19)
Foreign currency translation adjustments	31
Balance as of December 31, 2003	170
Provision for the year	33
Indemnities paid during the year	(25)
Foreign currency translation adjustments	14
Balance as of December 31, 2004	192
Provision for the year	34
Indemnities paid during the year	(18)
Foreign currency translation adjustments	(26)
Balance as of December 31, 2005	182

—	The Company has certain defined contribution plans, which accrued benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $21 million and $11 million, as of December 31, 2005 and 2004, respectively. The annual cost of these plans amounted to approximately $42 million, $29 million and $25 million in 2005, 2004 and 2003, respectively. The benefits accrued to the employees on a pro-rata basis, during their employment period are based on the individuals’ salaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
14 — LONG-TERM DEBT
        Long-term debt consisted of the following:

	December 31,	December 31,
	2005	2004

Bank loans:
2.62% (weighted average), due 2006, floating interest rate at Libor + 0.30	45	105
2.53% (weighted average), due 2007, fixed interest rate	120	153
4.77% (weighted average rate), due 2007, variable interest rate	36	44
5.08% due 2008, floating interest rate at Libor + 0.40	25	—
5.11% due 2010, floating interest rate at Libor + 0.40	25	—
Funding program loans:
5.35% (weighted average), due 2006, fixed interest rate	4	13
1.07% (weighted average), due 2009, fixed interest rate	72	102
3.10% (weighted average), due 2012, fixed interest rate	12	14
0.83% (weighted average), due 2017, fixed interest rate	47	55
Capital leases:
4.78%, due 2011, fixed interest rate	26	35
Convertible debt:
-0.50% convertible bonds due 2013	1,379	1,379

Total long-term debt	1,791	1,900
Less current portion	1,522	133

Total long-term debt, less current portion	269	1,767

        Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2005	2004

U.S. dollar	1,454	1,404
Euro	206	324
Singapore dollar	120	153
Other	11	19

Total	1,791	1,900

        Aggregate future maturities of total long-term debt outstanding are as follows:

December 31,
2005

2006	1,522
2007	119
2008	58
2009	30
2010	22
Thereafter	40

Total	1,791

        In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and has been recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. As a result of this holder’s redemption option in August 2006, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
outstanding amount of 2013 Bonds was classified in the consolidated balance sheet as “current portion of long-term debt” as of December 31, 2005. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.
Credit facilities
        The Company has revolving line of credit agreements with several financial institutions totalling $1,957 million at December 31, 2005. At December 31, 2005, amounts available under the lines of credit were reduced by borrowings of $11 million at a weighted average interest rate of 4.40%.
15 — SHAREHOLDERS’ EQUITY
15.1 — Outstanding shares
        The authorized share capital of the Company is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As of December 31, 2005 the number of shares of common stock issued was 907,824,279 shares (905,308,997 at December 31, 2004).
        As of December 31, 2005 the number of shares of common stock outstanding was 894,424,279 (891,908,997 at December 31, 2004).
15.2 — Preference shares
        The 540,000,000 preference shares entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. The Company holds an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provides for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company’s Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company’s issued share capital. An amendment was signed in November 2004 which reduced the threshold required for STMicroelectronics Holding II B.V. to exercise its preference shares of the Company down to 19% issued share capital from the previous requirement of at least 30%. There were no preference shares issued as of December 31, 2005.
15.3 — Treasury shares
        In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2003, 2004 and 2005.
        Treasury shares of 4,100,000 have been designated to be used for the Company’s share-based remuneration programs on nonvested shares as decided in 2005. As of December 31, 2005, none of the common shares repurchased had been transferred to employees under the Company’s share-based remuneration programs.
15.4 — Stock option plans
        In 1995, the Shareholders voted to adopt the 1995 Employee Stock Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in installments over a five-year period. Under the 1995 Plan, the options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. At December 31, 2005, under the 1995 plan, 10,106,151 of the granted options outstanding originally vest 50% after three years and 50% after four years following the date of the grant; 6,417,880 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant. During 2005, the vesting periods for all options under the plan were accelerated with no impact on the income statement.
        In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998 to purchase shares of common stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
were eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.
        In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001 to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.
        In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Company decided in 2005 to accelerate the vesting period of all outstanding unvested stock options. The options expire ten years after the date of grant.
        In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant. The options expire ten years after the date of grant.
        A summary of stock option activity for the plans for the three years ended December 31, 2005, 2004 and 2003 follows:

		Price Per Share

			Weighted
	Number of Shares	Range	Average

Outstanding at December 31, 2002	46,817,761	$6.04-$62.01	$32.01
Options granted:
2001 Plan	11,976,310	$19.18-$25.90	$19.35
Supervisory Board Plan	132,000	$19.18	$19.18
Options forfeited	(898,456)	$6.04-$62.01	$37.09
Options exercised	(1,258,318)	$6.04-$24.88	$10.04
Outstanding at December 31, 2003	56,769,297	$6.04-$62.01	$29.71

Options granted:
2001 Plan	12,365,280	$17.08-$27.21	$22.66
Supervisory Board Plan	132,000	$22.71	$22.71
Options forfeited	(1,304,969)	$6.04-$62.01	$29.20
Options exercised	(2,537,401)	$6.04-$24.88	$8.93
Outstanding at December 31, 2004	65,424,207	$12.03-$62.01	$29.18

Options granted:
2001 Plan	42,200	$16.73-$17.31	$16.91
Supervisory Board Plan	—	—	—
Options forfeited	(2,364,862)	$12.03-$62.01	$29.65
Options exercised	(2,542,978)	$12.03-$14.23	$13.88
Outstanding at December 31, 2005	60,558,567	$12.03-$62.01	$29.80

        Stock options exercisable following acceleration of vesting for all outstanding unvested stock options were as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003

Options exercisable	60,558,567	32,212,680	23,338,811
Weighted average exercise price	$29.80	$33.84	$28.87

        The weighted average remaining contractual life of options outstanding as of December 31, 2005, 2004 and 2003 was 5.5, 6.3 and 6.4 years, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2005 were as follows:

			Weighted
		Weighted	average
	Option price	average	remaining
Number of shares	range	exercise price	contractual life

2,523,511	$12.03-$17.31	$12.43	1.2
30,682,918	$19.18-$24.88	$22.03	6.2
236,990	$25.90-$29.70	$27.18	7.3
20,679,858	$31.09-$44.00	$34.37	5.9
6,435,290	$50.69-$62.01	$59.08	2.6
15.5 — Employee share purchase plans
        In 2003, the Company offered to certain of its employees worldwide the right to acquire shares of capital stock:

	Number of shares	Price per share		Discount from
	offered per			the market	Number of
	employee	In U.S. Dollars	In Euro	price	shares issued

June 2003	309	17.91	15.51	15%	587,862
        No employee share purchase plan was offered in 2005 and 2004.
15.6 — Nonvested share awards
        Additionally, on October 25, 2005 the Company granted 3,940,065 nonvested shares to senior executives, selected employees and members of the Supervisory Board, to be issued upon vesting from treasury stock. The shares were granted for free to employees. The shares granted to the employees will vest upon completion of market or internal performance conditions. Under the program, if the defined market condition is met in the first quarter of 2006, each employee will receive 100% of the nonvested shares granted. If the market condition is not achieved, the employee can earn one-third of the grant for each of the two performance conditions. If neither the market or performance conditions are met, the employee will receive none of the grant. In addition to the market and performance conditions, the nonvested shares will vest over a requisite service period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. At December 31, 2005, 3,914,220 nonvested shares were outstanding.
        On October 25, 2005, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board. These awards are granted at the nominal value of the share of €1.04 and are not subject to any vesting conditions. Their associated compensation cost was recorded immediately at grant. As of December 31, 2005, 51,000 awards were outstanding.
        A summary of the nonvested share activity for the year ended December 31, 2005 is presented below:

Nonvested Shares	Number of Shares	Price

Outstanding at December 31, 2004	—	—

Awards granted:
Amended 2001 Plan	3,940,065	$0
Supervisory Board Plan	66,000	€1.04
Awards cancelled:
Amended 2001 Plan	(25,845)	$0
Supervisory Board Plan	(15,000)	€1.04
Awards exercised	—	—
Outstanding at December 31, 2005	3,965,220	$0-€1.04

        The Company recorded compensation expense for the nonvested share awards based on the fair value of the awards at the grant date, which represents the $16.61 share price at the date of the grant. The fair value of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
nonvested shares affected by a market condition, reflects a discount of 49.50%, using a Monte Carlo path-dependent pricing model to measure the probability of achieving the market condition.
        The following assumptions were incorporated into the Monte Carlo pricing model to estimate the 49.50% discount:

2005 grant

Historical share price volatility	27.74%
Historical volatility of reference index	25.5%
Three-year average dividend yield	0.55%
Risk-free interest rates used	4.21%-4.33%
        Consistent with fair value calculations of stock option grants in prior years, the Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average grant-date fair value of nonvested shares granted in 2005 was $8.50.
        The following table illustrates the classification of stock-based compensation included in the statement of income for the year ended at December 31, 2005:

Selling, general and administrative	$6 million
Research and development	$3 million

Total stock-based compensation expense	$9 million

        The compensation expense recorded for nonvested shares in 2005 included a reduction for estimated forfeitures of 6%, reflecting the historical trend of forfeitures on past stock award plans. This estimate will be adjusted for actual forfeitures. For employees eligible for retirement during the three-year requisite service period, the Company records compensation expense over the applicable shortened period.
        The total deferred income tax benefit recognized in the income statement related to share-based compensation expense amounted to $2 million for the year ended December 31, 2005. Compensation cost capitalized as part of inventory was $2 million at December 31, 2005. As of December 31, 2005 there was $23 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of ten months.
        If the Company had continued to apply the intrinsic-value based method as prescribed by APB 25 instead of adopting FAS 123R, compensation expense would have been recognized on all granted nonvested shares for the intrinsic value, difference between the exercise price and the market price at the date of grant.
        The following table illustrates for the year ended December 31, 2005 the differences between granting nonvested shares under the intrinsic-value based method as prescribed by APB 25 and the fair-value method after adoption of FAS 123R:

	Twelve months ended
	December 31, 2005

		Pro forma
	As reported	(applying APB 25)

Operating income	244	242
of which compensation expense before tax effect	(9)	(11)
Income before income taxes and minority interests	275	273
Net income	266	265
of which tax benefit related to compensation expense	2	3
Earnings per share (Basic)	0.30	0.30
Earnings per share (Diluted)	0.29	0.29
Net cash from operating activities	1,798	1,798
Net cash used in financing activities	(178)	(178)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
15.7 — Accumulated other comprehensive income (loss)
        The accumulated balances related to each component of other comprehensive income (loss) were as follows:

		Unrealized
	Foreign	gain (loss) on	Unrealized	Minimum	Accumulated other
	currency	available-for-sale	gain (loss) on	pension liability	comprehensive
	translation	securities,	derivatives,	adjustment,	income (loss),
	income (loss)	net of tax	net of tax	net of tax	net of tax

Balance as of December 31, 2002	(226)	1	—	(33)	(258)
Other comprehensive income (loss)	883	2	—	(4)	881

Balance as of December 31, 2003	657	3	—	(37)	623
Other comprehensive income (loss)	441	(3)	59	(4)	493

Balance as of December 31, 2004	1,098	0	59	(41)	1,116
Other comprehensive income (loss)	(770)	—	(72)	7	(835)

Balance as of December 31, 2005	328	0	(13)	(34)	281

15.8 — Dividends
        In 2005 and 2004, the Company paid a cash dividend of $0.12 per share for a total amount of $107 million each year. In 2003, the Company paid cash dividends of $0.08 per share, totalling $71 million. Upon the proposal of the Company’s Management Board, the Supervisory Board decided in January 2006 to recommend for the 2006 Annual General Meeting of shareholders (“AGM”) the distribution of a cash dividend of $0.12 per share.
16 — EARNINGS PER SHARE
        For the years ended December 31, 2005, 2004 and 2003, earnings per share (“EPS”) was calculated as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Basic EPS
Net income	266	601	253
Weighted average shares outstanding	892,760,520	891,192,542	888,152,244
Basic EPS	0.30	0.67	0.29
Diluted EPS
Net income	266	601	253
Convertible debt interest, net of tax	5	4	2

Net income adjusted	271	605	255
Weighted average shares outstanding	892,760,520	891,192,542	888,152,244
Dilutive effect of stock options	854,523	2,038,369	7,059,127
Dilutive effect of nonvested shares	116,233	—	—
Dilutive effect of convertible debt	41,880,104	41,880,160	41,880,160

Number of shares used in calculating diluted EPS	935,611,380	935,111,071	937,091,531
Diluted EPS	0.29	0.65	0.27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        At December 31, 2005, 2004 and 2003, outstanding stock options included anti-dilutive shares totalling approximately 59,704,044 shares, 63,385,838 shares and 49,710,170 shares, respectively.
17 — OTHER INCOME AND EXPENSES, NET
        Other income and expenses, net consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Research and development funding	76	84	76
Start-up costs	(56)	(63)	(55)
Exchange gain (loss), net	(16)	33	5
Patent litigation costs	(14)	(31)	(24)
Patent pre-litigation costs	(8)	(6)	(5)
Gain on sale of non-current assets	12	6	17
Other, net	(3)	(13)	(18)

Total other income and expenses, net	(9)	10	(4)

        Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement. In 2003, patent litigation costs included a $10 million provision for probable losses in connection with a dispute with a competitor, which was settled in 2004.
18 — IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS
        In 2005, the Company has incurred charges related to the main following items: (i) the 150mm restructuring plan started in 2003; (ii) the streamlining of certain activities decided in the first quarter of 2005; (iii) the headcount reduction plan announced in the second quarter of 2005; and (iv) the yearly impairment review.
        During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The Company is expecting to incur the balance of the restructuring charges related to this manufacturing restructuring plan in the second half of 2006, later than previously anticipated to accommodate unforeseen qualification requirements of the Company’s customers.
        In the first quarter of 2005, the Company decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision was intended to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. Additional restructuring initiatives were also implemented in the first quarter of 2005 such as the closure of a research and development design center in Karlsruhe (Germany) and in Malvern (USA), and the discontinuation of a development project in Singapore.
        In May 2005, the Company announced additional restructuring efforts to improve profitability. These initiatives will aim to reduce the Company’s workforce by 3,000 outside Asia by the second half of 2006, of which 2,300 are planned for Europe. The Company plans to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing); harmonizing its support functions; streamlining its activities outside its manufacturing areas; and by disengaging from certain activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        In the third quarter of 2005, the Company performed the impairment test on an annual basis in order to assess the recoverability of the goodwill carrying value.
        Impairment, restructuring charges and other related closure costs incurred in 2005, 2004 and 2003 are summarized as follows:

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2005	Impairment	charges	closure costs	closure costs

150mm fab plan	—	(4)	(9)	(13)
2005 restructuring initiatives	(66)	(46)	(2)	(114)
Other	(1)	—	—	(1)

Total	(67)	(50)	(11)	(128)

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2004	Impairment	charges	closure costs	closure costs

150mm fab plan	—	(29)	(35)	(64)
Intangible assets and investments	(8)	—	—	(8)
Other	—	(4)	—	(4)

Total	(8)	(33)	(35)	(76)

				Total impairment,
				restructuring charges
		Restructuring	Other related	and other related
Year ended December 31, 2003	Impairment	charges	closure costs	closure costs

150mm fab plan	(155)	(34)	(1)	(190)
Intangible assets and investments	(6)	—	—	(6)
Other	—	(9)	—	(9)

Total	(161)	(43)	(1)	(205)

               Impairment charges
        In 2005, the Company recorded impairment charges as follows:

•	$39 million impairment of goodwill pursuant to the decision of the Company to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Company reports CPE business as part of the Access reporting unit, included in the Application Specific Products Group (“ASG”). Following the decision to discontinue a portion of this reporting unit, the Company, in compliance with FAS 142, Goodwill and Other Intangible Assets, reassessed the allocation of goodwill between the Access reporting unit and the business to be disposed of according to their relative fair values using market comparables;

•	$22 million of purchased technologies were identified without an alternative use following the discontinuation of CPE product lines;

•	$6 million for technologies and other intangible assets pursuant to the decision of the Company to close its research and development design center in Karlsruhe (Germany), the discontinuation of a development project in Singapore, the optimization of its EWS (wafer testing) in the United States and other intangibles determined to be obsolete.
        During the year 2004, impairment charges were incurred relating to $5 million for purchased technologies primarily associated with ASG product group that were determined to be obsolete and $3 million for financial assets with other-than-temporary losses based on a valuation used for additional third party financing in the underlying investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        In 2003, the Company incurred impairment charges as follows:

—	$133 million on certain property and equipment used in its 150mm fab operations, based on the discounted expected future cash flows of the assets and market quotations for the facilities in Castelletto (Italy);

—	$7 million fair market adjustment on the Rancho Bernardo, California facility, based on market quotations under the held-for-sale model. This impairment charge was unrelated to the Company’s plan to restructure its 150mm fab facilities, but was the consequence of a deterioration in real estate market conditions for this type of facility. The facility was sold in 2004 for approximately its carrying value;

—	$15 million on the planned closure of a back-end building facility based on a market quotation;

—	$3 million related to certain purchased technologies identified to be obsolete; and

—	$3 million for contractually committed future capital contributions to SuperH Inc., the joint venture formed with Renesas Technology Corp.
        All fabrication sites affected by the restructuring plan are owned by the Company and, with the exception of the Rancho Bernardo, California facility, were assessed for impairment using the held-for-use model defined in Statement of Financial Accounting Standards No. 144, Accounting for the impairment or disposal of long-term assets (“FAS 144”), since these facilities did not satisfy all of the criteria required for held-for-sale status, as set forth in FAS 144.
               Restructuring charges and other related closure costs
               Restructuring charges and other related closure costs in 2005 are summarized as follows:

	150mm fab plan					Total
				2005		restructuring &
		Other related		restructuring		other related
	Restructuring	closure costs	Total	initiatives	Other	closure costs

Provision as at December 31, 2002	—	—	—	—	—	—
Charges incurred in 2003	34	1	35		9	44
Amounts paid	(2)	—	(2)		(6)	(8)
Currency translation effect	2	—	2		—	2

Provision as at December 31, 2003	34	1	35	—	3	38

Charges incurred in 2004	32	32	64		4	68
Amounts paid	(32)	(32)	(64)		(4)	(68)
Currency translation effect	2	—	2		—	2

Provision as at December 31, 2004	36	1	37	—	3	40

Charges incurred in 2005	10	9	19	48	—	67
Reversal of provision	(6)		(6)			(6)
Amounts paid	(23)	(10)	(33)	(21)	(2)	(56)
Currency translation effect	(4)	—	(4)	—	—	(4)

Provision as at December 31, 2005	13	—	13	27	1	41

               150mm fab plan:
        Restructuring charges incurred in 2005 amounted to $10 million, mainly related to termination benefits, and $9 million of other closure costs for transfers of production. In 2005, management decided to continue a specific back-end fabrication line in Rennes (France), which had originally been designated for full closure. This decision resulted in a $6 million reversal of the provision relating to the 2003 restructuring plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        Restructuring charges in 2004 primarily related to $32 million in estimated one-time involuntary termination benefits and $32 million of other charges associated with the closure and transfers of production.
        In 2003, the Company accrued for restructuring charges and other related costs of $35 million, mainly related to termination benefits for the fab plant in Rennes (France).
               2005 restructuring initiatives:
        The Company commenced several restructuring initiatives during 2005, including:

•	Pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Company committed to an exit plan in Zaventem (Belgium) and recorded $4 million of workforce termination benefits.

•	In order to streamline its research and development sites, the Company decided to cease its activities in two locations, Karlsruhe (Germany) and Malvern (USA). The Company incurred, in 2005, $1 million restructuring charges corresponding to employee termination costs and $1 million of unused lease charges relating to the closure of these two sites.

•	In addition, charges totaling $2 million were paid in 2005 by the Company for voluntary termination benefits for certain employees. The Company also incurred a $2 million charge in 2005 related to additional restructuring initiatives, mainly in the United States and Mexico.

•	The Company defined a plan of reorganization and optimization of its activities. This plan focuses on workforce reduction, mainly in Europe, but will, whenever possible, encourage voluntary redundancy such as early retirement measures and other special termination arrangements with the employees. The plan also includes the non-renewal of some temporary positions. For the year ended December 31, 2005, the Company recorded a total restructuring charge for its new restructuring plan amounting to $38 million, mainly related to termination incentives for two of the Company’s subsidiaries in Europe, who accepted special termination arrangements.
               Other:
        During the year 2004, charges totalling $4 million were paid by the Company, mainly for a voluntary termination benefit program. In 2003, certain payments were made for voluntary termination benefits in France totalling $6 million and amounts accrued for lease contract terminations in the United States totalling $3 million.
        Total impairment, restructuring charges and other related closure costs:
        The 2003 restructuring plan and related manufacturing initiatives are expected to be largely completed by the second half of 2006. Of the total $350 million expected pre-tax charges to be incurred under the plan, $294 million have been incurred as of December 31, 2005 ($13 million in 2005, $76 million in 2004 and $205 million in 2003).
        The 2005 restructuring plan is expected to result in pre-tax charges between $175 million and $205 million, out of which $114 million have been already incurred as of December 31, 2005. The 2005 restructuring plan is expected to be completed during 2006.
        In 2005, total amounts paid for restructuring and related closure costs amounted to $56 million.
        The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
19 — INTEREST INCOME (EXPENSE), NET
        Interest income (expense), net consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Income	53	41	37
Expense	(19)	(44)	(89)

Total	34	(3)	(52)

        Capitalized interest was $2 million, $3 million and $2 million, in 2005, 2004 and 2003, respectively.
20 — LOSS ON EXTINGUISHMENT OF CONVERTIBLE DEBT
        In 2004, the Company repurchased on the market all of the remaining 3.75% zero coupon convertible bonds due in 2010 for a cash amount totalling $375 million. The repurchased convertible bonds were equivalent to 4,403,075 shares and were cancelled. In relation to this repurchase, the Company recorded a non-operating pre-tax charge in 2004 of $4 million, of which $3 million related to the price paid in excess of the repurchased convertible bonds accreted value and $1 million related to the write-off of the related bond issuance costs.
        In 2003, the Company repurchased on the market approximately $1,674 million aggregate principal amount at maturity of the 3.75% zero coupon convertible bonds due in 2010. The total cash paid was approximately $1,304 million. The repurchased convertible bonds were equivalent to 15,596,824 shares and were cancelled. In relation to these repurchases, the Company recorded a one-time non-operating pre-tax charge in 2003 of $39 million, of which $30 million related to the price paid in excess of the repurchased convertible bond’s accreted value and $9 million related to the write-off of bond issuance costs.
21 — INCOME TAX
        Income before income tax expense is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Income (loss) recorded in The Netherlands	(60)	12	15
Income from foreign operations	335	660	227

Income before income tax expense	275	672	242

        STMicroelectronics N.V. and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.
        Income tax benefit (expense) is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

The Netherlands taxes — current	(6)	(6)	(4)
Foreign taxes — current	(33)	(52)	(81)

Current taxes	(39)	(58)	(85)
Foreign deferred taxes	31	(10)	99

Income tax benefit (expense)	(8)	(68)	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        The principal items comprising the differences in income taxes computed at The Netherlands statutory rate (34.5%) and the effective income tax rate are the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Income tax expense computed at statutory rate	(95)	(232)	(83)
Permanent and other differences	(26)	(11)	(3)
Change in valuation allowances	—	—	(1)
Impact of final tax assessments relating to prior years	28	3	6
Effects of change in enacted tax on deferred taxes	—	18	—
Current year credits	20	28	12
Other tax and credits	(2)	(3)	(5)
Benefits from tax holidays	48	77	67
Earnings of subsidiaries taxed at different rates	19	52	21

Income tax benefit (expense)	(8)	(68)	14

        The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.05, $0.09 and $0.07 for the years ended December 31, 2005, 2004 and 2003, respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Company’s tax holidays expire at various dates through the year ending December 31, 2013.
        Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2005	2004

Tax loss carryforwards and investment credits	150	162
Inventory valuation	28	16
Impairment and restructuring charges	24	35
Fixed asset depreciation in arrears	73	72
Receivables for government funding	66	69
Tax allowances granted on past capital investments	761	765
Pension service costs	13	13
Commercial accruals	11	15
Other temporary differences	44	45

Total deferred tax assets	1,170	1,192
Valuation allowances	(854)	(855)

Deferred tax assets, net	317	337

Accelerated fixed asset depreciation	(116)	(147)
Acquired intangible assets	(7)	(6)
Advances of government funding	(31)	(37)
Other temporary differences	(18)	(28)

Deferred tax liabilities	(172)	(218)
Net deferred income tax asset	145	119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        As of December 31, 2005, the Company and its subsidiaries have tax loss carryforwards and investment credits that expire starting 2006, as follows:

Year

2006	21
2007	1
2008	1
2009	1
Thereafter	126

Total	150

        The “Tax allowances granted on past capital investments” mainly related to a 2003 agreement granting the Company certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 7% per annum). The credits may be utilized through 2020 or later depending on the Company meeting certain program criteria. In addition to this agreement, the Company will continue to receive tax credits on future years’ capital investments, which may be used to offset that year’s tax liabilities. However, pursuant to the inability to utilize these credits currently and in future years, the Company did not recognize any deferred tax asset on such tax allowance. As a result, there is no financial impact to the net deferred tax assets of the Company.
        Tax loss carryforwards include $35 million in net operating losses acquired in business combinations, which continue to be fully provided for at December 31, 2005. Any eventual use of these tax loss carryforwards would result in a reduction of the goodwill recorded in the original business combination.
        The amount of deferred tax expense (benefit) recorded as a component of other comprehensive income (loss) was $6 million benefit, $5 million expense, and $0 million in 2005, 2004, and 2003, respectively. This related primarily to the tax effects of unrealized gains (losses) on derivatives as well as minimum pension liability adjustments.
22 — COMMITMENTS
        The Company’s commitments as of December 31, 2005 were as follows:

	Total	2006	2007	2008	2009	2010	Thereafter

	(in millions)
Operating leases	$271	$50	$37	$32	$28	$22	$102
Purchase obligations	1,053	940	79	34	—	—	—
Of which:
Equipment purchase	576	576	—	—	—	—	—
Foundry purchase	260	260	—	—	—	—	—
Software, technology licenses and design	217	104	79	34	—	—	—
Hynix ST Joint Venture	212	212	—	—	—	—	—
Other obligations	$112	$59	$44	$3	$2	$1	$3

Total	1,648	1,261	160	69	30	23	105

        The Company leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $61 million, $45 million and $54 million in 2005, 2004 and 2003, respectively.
        As described in Note 3, the Company and Hynix Semiconductor signed on November 16, 2004 a joint-venture agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The business license was obtained in April 2005 and the Company paid $38 million of capital contributions through December 31, 2005. The Company expects to fulfill its remaining financial obligations up to the total agreed contribution of $250 million in 2006. In addition, the Company is committed to grant long-term financing of $250 million to the new joint venture guaranteed by subordinated collateral of the joint venture’s assets. Furthermore, the Company has contingent future loading obligations to purchase products from the joint venture,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
which have not been included in the table above because at this stage the amounts remain contingent and non-quantifiable.
        Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
Other commitments
        The Company has issued guarantees totalling $204 million related to its subsidiaries’ debt.
23 — CONTINGENCIES
        The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company not covered by insurance, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse, material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
        The Company received a tax assessment from the United States tax authorities, which is currently under an appeals process. The Company is confident that it can favourably respond to the claim and intends to vigorously defend its position. The Company believes that adequate provisions exist to cover any potential losses associated with the claim.
24 — CLAIMS AND LEGAL PROCEEDINGS
        The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.
        The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
        During 2004, the Company has settled certain disputes with respect to claims and litigation relating to possible infringements of patents and similar intellectual property rights of others. An accrual of $10 million was recorded as at December 31, 2004 for such claims, which was paid in 2005 in accordance with the final settlements. No additional accrual has been recorded in 2005 since no other risks were estimated to result in a probable loss.
        The Company is currently a party to legal proceedings including legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Inc. Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company does not believe that the SanDisk litigation will result in a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
probable loss. Concerning Tessera litigation, it is difficult, if not impossible, to predict the outcome of the litigation.
25 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
        The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations.
        Treasury activities are regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. Treasury controls include systematic reporting to the Chief Executive Officer and are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed to cover commercial positions.
25.1 — Foreign Currency Risk
        The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates.
               Foreign Currency Forward Contracts Not Designated as a Hedge
        The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These include receivables from international sales by various subsidiaries in foreign currencies, payables for foreign currency denominated purchases and certain other assets and liabilities arising in intercompany transactions.
        At December 31, 2005, only foreign currency forward contracts were outstanding. The notional amount of these foreign currency forward contracts totalled $1,461 million and $7,013 million at December 31, 2005 and 2004, respectively. The principal currencies covered are the Euro, the U.S. dollar, the Japanese yen and the Canadian dollar.
        The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.
        Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2005 have remaining terms of 5 days to fourth months, maturing on average after 46 days.
               Cash Flow Hedges
        To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedged in 2005 and 2004 certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling, general and administrative expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods.
        For the year ended December 31, 2005, the Company recorded as cost of sales and operating expenses $51 million and $30 million, respectively, related to the realized loss incurred on such hedged transactions. In addition, after determining that it was not probable that certain forecasted transactions would occur by the end of the originally specified time period, the Company discontinued in the first quarter of 2005 certain of its cash flow hedges and reclassified a net loss of $37 million as “other income and expenses, net” into the statement of income from accumulated other comprehensive income.
        The notional amount of foreign currency forward contracts designated as cash flow hedges totalled $745 million and $1,839 million at December 31, 2005 and 2004, respectively. The forecasted transactions hedged at December 31, 2005 were determined to be probable of occurrence.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        As of December 31, 2005, $13 million of deferred losses on derivative instruments, net of tax of $1 million, included in accumulated other comprehensive income are expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs. As of December 31, 2004, $59 million of deferred gains on derivative instruments, net of tax of $5 million, included in accumulated other comprehensive income were expected to be reclassified as earnings during the next six months based on the monthly forecasted research and development expenses, corporate costs and semi-finished manufacturing costs.
        Foreign currency forward contracts designated as cash flow hedges outstanding as of December 31, 2005 have remaining terms of 5 days to four months, maturing on average after 59 days.
25.2 — Concentration of credit risk
        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, foreign currency contracts and trade receivables. The Company places its cash and cash equivalents and certain other financial instruments with a variety of high credit quality financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with its investment policy that aims at minimizing credit risk.
        The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to financial instruments. At December 31, 2005 and 2004, one customer, the Nokia Group of companies, represented 15.7% and 15.2% of trade accounts receivable, net, respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.
25.3 — Fair value of financial instruments
        The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.

	2005		2004

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt
— Bank loans (including current portion)	412	400	521	505
— Convertible debt	1,379	1,342	1,379	1,326
Other receivables and assets
— Foreign exchange forward contracts	3	3	200	200
Other payables and accrued liabilities
— Foreign exchange forward contracts	31	31	109	109
        The methodologies used to estimate fair value are as follows:
Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, accounts payable
        The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
Long-term debt and current portion of long-term debt
        The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Foreign exchange forward contracts
        The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.
26 — RELATED PARTY TRANSACTIONS
        Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,	December 31,
	2005	2004	2003

Sales & other services	158	9	10
Research and development expenses	(48)	(46)	(34)
Other purchases	(16)	(23)	(9)
Other income and expenses	(12)	(25)	(8)
Accounts receivable	29	6	2
Accounts payable	12	18	22
Other assets	11	2	—
        For the years ended December 31, 2004 and 2003, the related party transactions were primarily with Areva, France Telecom, Finmeccanica, Equant and Orange, which represent significant shareholders of the Company, or their subsidiaries. Moreover, the related parties’ information presented above also includes for the year ended December 31, 2005 transactions with Thomson. See Note 1.
        In addition the Company participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which were not included in the previous table. The share of income (expense) recorded by the Company as research and development expenses incurred by E.I.G during 2005 amounted to $5 million expense, to $3 million income in 2004 and to $0 million in 2003. At December 31, 2005 and 2004, the Company had a net receivable amount of $1 million.
        The Company contributed cash amounts totalling $1 million, $3 million and $4 million for the years ended December 31, 2005, 2004 and 2003, respectively, to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.
        In addition, pursuant to the Supervisory Board’s approval, the Company paid in 2005 a special contribution amounting to $4 million to a non-profit charitable institution in the field of sustainable development and social responsibility on behalf of its former President and Chief Executive Officer.
27 — SEGMENT INFORMATION
        The Company operates in two business areas: Semiconductors and Subsystems.
        In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smart card products through its Incard division, which includes the production and sale of both silicon chips and Smart cards.
        In the Semiconductors business area, effective January 1, 2005, the Company realigned its product groups to increase market focus and realize the full potential of its products, technologies, and sales and marketing channels. Beginning with the first quarter of 2005, the Company now reports its semiconductor sales and operating income in three segments:

•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines — Home, Personal and Communication (“HPC”), Computer Peripherals (“CPG”) and new Automotive Product (“APG”);

•	Memory Products Group (“MPG”) segment; and

•	Micro, Linear and Discrete Group (“MLD”) segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
        The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product groups, but on the basis of the Semiconductor Business area. All these product groups share common research and development for process technology and manufacturing capacity for most of their products.
        The Company has restated its results in prior periods for illustrative comparisons of its performance by product group and by period. The segment information of 2004 and 2003 has been restated using the same principles applied to the current 2005 year. The preparation of segment information according to the new group structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the new groups for the prior years. However, management believes that the prior years’ presentation is representative of 2005 and is using these comparatives when managing the Company.
        In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).
        The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with its internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, the Company allocated the start-up costs to expand its marketing and design presence in new developing areas to each Group, and the Company restated prior years’ results accordingly.
Net revenues by product group

	December 31,	December 31,	December 31,
	2005	2004	2003

Application Specific Product Groups	4,991	4,902	4,405
Memory Products Group	1,948	1,887	1,294
Micro, Linear and Discrete Group	1,882	1,902	1,469
Others(1)	61	69	70

Total consolidated net revenues	8,882	8,760	7,238

(1)	Includes revenues from sales of subsystems mainly and other products not allocated to product groups.
Operating Income by product group

	December 31,	December 31,	December 31,
	2005	2004	2003

Application Specific Product Groups	355	530	582
Memory Product Group	(118)	42	(65)
Micro, Linear and Discrete Group	271	413	192

Total operating income of product groups	508	985	709
Others(1)	(264)	(302)	(375)

Total consolidated operating income	244	683	334

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)

expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.
       Reconciliation to consolidated operating income:

	December 31,	December 31,	December 31,
	2005	2004	2003

Total operating income of product groups	508	985	709

Strategic R&D and other R&D programs	(49)	(91)	(52)
Start-up costs	(56)	(63)	(54)
Impairment & restructuring charges	(128)	(76)	(205)
Subsystems	1	(1)	2
One-time compensation and special contributions(1)	(22)	—	—
Patents claim costs	—	(4)	(10)
Other non-allocated provisions(2)	(10)	(67)	(56)

Total operating loss Others(3)	(264)	(302)	(375)
Total consolidated operating income	244	683	334

(1)	One-time compensation and special contributions to the Company’s former CEO and other executives not allocated to product groups.

(2)	Includes unallocated expenses such as certain corporate level operating expenses and other costs. .

(3)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups in 2005; comparable amounts reported in this category have been reclassified accordingly in the above table.
       The following is a summary of operations by entities located within the indicated geographic areas for 2005, 2004 and 2003. Net revenues represent sales to third parties from the country in which each entity is located. Long-lived assets consist of property, plant and equipment, net (P,P&E, net) and intangible assets, net including goodwill. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Company operates. As such, the Company mainly allocates capital spending resources according to geographic areas rather than along product segment areas.
Net revenues

	December 31,	December 31,	December 31,
	2005	2004	2003

The Netherlands	2,864	2,702	2,084
France	268	359	364
Italy	203	254	219
USA	1,066	1,262	992
Singapore	4,041	3,671	3,192
Japan	306	403	337
Other countries	134	109	50

Total	8,882	8,760	7,238

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
Long-lived assets

	December 31,	December 31,	December 31,
	2005	2004	2003

The Netherlands	333	438	478
France	1,618	2,206	2,205
Italy	1,698	2,216	2,102
Other European countries	176	209	219
USA	458	414	413
Singapore	1,684	1,828	1,149
Malaysia	321	367	389
Other countries	332	319	257

Total	6,620	7,997	7,212

27 — SUBSEQUENT EVENTS
        On February 15, 2006, the Company launched an offering of senior zero-coupon convertible bonds due 2016 totalling gross proceeds of $928 million bearing an interest rate of 1.5%. The Company has granted an option to increase the issue size by up to 5% for a period of 30 days from settlement. Assuming full exercise of this option, gross proceeds from the offering will be up to $974 million. The notes are convertible into a maximum of 42 million underlying common shares of the Company, including the increase option. The conversion price is $23.19, based on the closing price of common shares on New York Stock Exchange on February 14, 2006 plus a 30% premium.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.
Date: February 22, 2006	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board

Enclosure: STMicroelectronics N.V.’s Fourth Quarter and Full Year 2005:
•	Operating and Financial Review and Prospects;

•	Audited Consolidated Statements of Income, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003; Balance Sheets for the years ended December 31, 2005 and 2004 and related Notes; and

•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

Exhibit 12.1
VOLUNTARY CERTIFICATION
I, Carlo Bozotti, certify that:
1)	I have reviewed this report on Form 6-K of STMicroelectronics N.V;

2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)	Based on my knowledge, the Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4)	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5)	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 22, 2006	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board

Exhibit 12.2
VOLUNTARY CERTIFICATION
I, Carlo Ferro, certify that:
1)	I have reviewed this report on Form 6-K of STMicroelectronics N.V.;

2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)	Based on my knowledge, the Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4)	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5)	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 22, 2006	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer

Exhibit 13.1
VOLUNTARY CERTIFICATION OF CARLO BOZOTTI, PRESIDENT AND CHIEF EXECUTIVE OFFICER AND SOLE MEMBER OF OUR MANAGING BOARD OF STMICROELECTRONICS N.V., AND CARLO FERRO, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF STMICROELECTRONICS N.V., PURSUANT TO SECTION 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Report on Form 6-K of STMicroelectronics N.V. (the “Company”) for the period ending December 31, 2005, as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:
The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 22, 2006	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board

Date: February 22, 2006	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer